

Apple Inc.

Notice of 2025 Annual Meeting of Shareholders and Proxy Statement

Attending the Annual Meeting

We are pleased to welcome shareholders to the 2025 Annual Meeting, to be held virtually on February 25, 2025, at 8:00 A.M. Pacific Time.

To attend, vote, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/AAPL2025 and enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting. Attendance at the Annual Meeting is subject to capacity limits set by the virtual meeting platform provider. To submit questions in advance of the Annual Meeting, visit proxyvote.com before 8:59 P.M. Pacific Time on February 24, 2025, and enter your control number.

Your vote is important to us. We encourage you to vote your shares in advance to ensure that your vote will be represented at the Annual Meeting. You may vote online, as well as by telephone, or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction form. For more detailed information, see the section entitled "Voting Procedures" beginning on page 101 of the Proxy Statement.

In the Proxy Statement, the terms "Apple," "we," "our," and "Company" refer to Apple Inc. Information presented in the Proxy Statement is based on Apple's fiscal calendar, other than references to particular years in connection with our shareholder engagement program, in the biographical information about our directors and executive officers, and the opposition statements to the shareholder proposals, which refer to calendar years. The Proxy Statement includes website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference into the Proxy Statement or in any other Securities and Exchange Commission filing we make under the Securities Exchange Act of 1934, as amended.

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our goals, commitments, and strategies and our executive compensation program. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks, uncertainties, and other important factors that are discussed in our most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent Securities and Exchange Commission filings. We assume no obligation to update any forward-looking statements, which speak only as of the date they are made.

Copyright © 2025 Apple Inc. All rights reserved. Apple and the Apple logo are trademarks of Apple Inc., registered in the U.S. and other countries and regions.

These materials were first sent or made available to shareholders on January 10, 2025.



Table of Contents



Notice of 2025 Annual Meeting of Shareholders

Date and Time

February 25, 2025
8:00 A.M. Pacific Time

Virtual Meeting Site

www.virtualshareholdermeeting.com/AAPL2025

Who Can Vote

Shareholders of record at the close of business on January 2, 2025

Items of Business and Board Voting Recommendations

1	Election of Directors: Wanda Austin, Tim Cook, Alex Gorsky, Andrea Jung, Art Levinson, Monica Lozano, Ron Sugar, and Sue Wagner	✓	**FOR** each of the nominees
2	Ratification of Appointment of Independent Registered Public Accounting Firm	✓	**FOR**
3	Advisory Vote to Approve Executive Compensation	✓	**FOR**
4–7	Shareholder Proposals if properly presented	✗	**AGAINST**

And other business as may properly come before the Annual Meeting and any postponements or adjournments thereof.

Sincerely,

Kate Adams
Senior Vice President,
General Counsel and Secretary
Cupertino, California
January 10, 2025

Important notice regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on February 25, 2025. The Notice of Meeting, Proxy Statement, and Annual Report on Form 10-K are available free of charge at proxyvote.com and at investor.apple.com.



"This is an exciting time at Apple — one
defined by innovation and the profound impact
our technology can have on people's lives."

- Tim Cook, CEO



Message from our Chief Executive Officer



To our shareholders,

This is an exciting time at Apple — one defined by innovation and the profound impact our technology can have on people's lives.

Last year, we launched a new era with our first products built from the ground-up for Apple Intelligence — which brings together personal context with powerful generative models to deliver intelligence that's relevant and useful to you. Apple Intelligence is deeply integrated across our products, encompassing so many capabilities that make your technology even more responsive and helpful. And it sets a new standard for privacy in AI by extending on-device protections into the cloud with Private Cloud Compute.

Profound technologies like these wouldn't be possible without the breakthroughs we've made in Apple silicon, which have brought unprecedented power and performance to iPad, Mac, iPhone, and the other products we make. We also continue to provide standout services that enrich our users' everyday lives — from the convenience of Apple Pay, to the incredible listening experience of Apple Music, to the outstanding, award-winning movies and shows on Apple TV+. And our Retail teams continue to help our customers experience all this and more at Apple stores around the world.

As always, I am especially proud of how teams at Apple bring together groundbreaking innovations with the values that guide our work. We've continued to lead the way in creating technology that is accessible and empowering, and that protects everyone's privacy. And we've unlocked so many ways for our products to help people, including when it comes to their health.

A Hearing Test and a personalized Hearing Aid feature are now available on AirPods Pro 2, offering tools that can help the approximately 1.5 billion people with hearing loss learn about their hearing health and get the assistive support they need. Meanwhile, Apple Watch can help our users detect signs of sleep apnea, which, when left untreated, can have serious health consequences. And to help people stay safe, Emergency SOS on iPhone can help users reach their loved ones, or emergency services, when they are off the grid — even if a disaster knocks out their cell network.

We've also continued to reduce our environmental impact with innovations across our latest products, like the Mac mini — our first carbon neutral Mac. That has brought us closer than ever to Apple 2030 — our goal to be carbon neutral across our supply chain and the use of our customers' devices by the end of the decade.

With progress like this, it's worth reflecting on all we've achieved for our customers. And with that in mind, I'd like to invite you to this year's annual shareholder meeting on February 25, 2025. On behalf of all of us at Apple, thank you for your engagement and your confidence in our company.

Today, we've never been more optimistic about the impact great innovations can have on people's lives. And with a fresh sense of purpose and possibility, we'll continue to innovate because we believe that our best work is still ahead of us.

Tim Cook



Proxy
Statement
Summary

2024 Business Highlights

At Apple, across everything we do, we're always thinking about what comes next, the next great challenge, the next innovative idea, the next big breakthrough. In 2024, we continued to achieve strong financial results for our shareholders by innovating and delivering powerful new hardware and software features for our customers. And it has been an extraordinary year of innovation as we launched Apple Intelligence, a remarkable personal intelligence system that redefines privacy in generative artificial intelligence.

Net Sales

+2% Y/Y Growth

$391.0B

Operating Income

+8% Y/Y Growth

$123.2B

Total Shareholder Return

Through September 28, 2024, includes reinvestment of dividends



57.63%

34.90%

3 Years

■ Apple   ■ S&P 500

Achievements and Milestones

Business Highlights

- Achieved all-time revenue record in Services, up 13% year-over-year
- Reached all-time revenue records in many emerging markets, including India, Latin America, the Middle East, and South Asia
- Delivered Company gross margin of 46.2%, an increase of 210 basis points year-over-year
- Reached new all-time highs in our installed base of over 2.2 billion total active devices across all major products and geographic segments
- Continued to grow our paid subscriptions to over 1 billion, more than double the number from four years ago
- Returned over $115B to shareholders

Products and Services Innovation

- Introduced strongest lineup of products ever, including our all-new iPhone 16 lineup, Apple Watch Series 10, and AirPods 4, and powerful new iPad Air, iPad Pro and Mac models
- Unveiled Apple Intelligence, a breakthrough personal intelligence system that puts powerful, private generative AI models at the core of our devices
- Created Private Cloud Compute, a new frontier for AI privacy in the cloud
- Delivered groundbreaking health features, including Sleep Apnea notifications for Apple Watch and revolutionary end-to-end hearing health capabilities for AirPods Pro 2
- Released Apple Vision Pro, a revolutionary spatial computer now available in thirteen markets
- Advanced the industry-leading performance and power efficiency of Apple silicon

Executive Compensation

Motivating and retaining an exceptional leadership team is a key factor of Apple's long-term success. We have a straightforward and effective executive compensation program that incorporates sound policies and best practices and delivers a majority of our named executive officers' compensation through incentives that are aligned with shareholder interests and Company performance.

Aligned with Shareholder Interests and Company Performance

92%
2024 Say on Pay Approval

- Annual cash incentive opportunities are capped and have challenging performance goals tied to key measures of overall Company performance and profitability.
- Performance-based RSUs generally vest based on Apple's total shareholder return relative to companies in the S&P 500 over a three-year performance period.
- Shareholders have an opportunity to cast an advisory say on pay vote each year on the compensation of our named executive officers and indicated strong support for our executive compensation program at the 2024 Annual Meeting.

Pay for Performance

Our executive compensation program is designed to pay for performance and retain strong, values-driven leaders. We emphasize long-term performance and alignment between the interests of our named executive officers and those of our shareholders by significantly weighting the compensation of our named executive officers towards long-term equity awards.

The People and Compensation Committee kept the same overall CEO compensation structure but increased the target value of Mr. Cook's long-term equity award for 2024 to $50 million, maintaining Mr. Cook's total target compensation between the 80th and 90th percentiles of target CEO pay at our primary peer companies. The equity awards Mr. Cook received during his tenure as CEO align with Apple's growth, success, and the tremendous value delivered to our shareholders under his leadership. Since Mr. Cook was promoted to CEO in 2011 and through the end of 2024, Apple's cumulative TSR increased approximately 1,908%, significantly outpacing the S&P 500, and Apple's market capitalization grew by more than $3 trillion.



+$3 trillion
market capitalization increase

1,908%
Apple

525%
S&P 500

8/24/2011   *9/28/2024*
Cumulative TSR, includes reinvestment of dividends

📖   For more information on our executive compensation program and the 2024 compensation of our named executive officers, see the section entitled "Compensation Discussion and Analysis" beginning on page 42.

Nominees to Apple's Board of Directors

Apple is overseen by directors with diverse skills and experiences to address the Company's evolving needs and represent the best interests of Apple's shareholders. Below are the nominees for election at our Annual Meeting.

Name	Occupation	Independent	Age	Director Since	Audit Committee	People and Compensation Committee	Nominating Committee
Art Levinson Board Chair	Founder and CEO, Calico	✓	74	2000		●	
Tim Cook	CEO, Apple		64	2011			
Wanda Austin	Former President and CEO, The Aerospace Corporation	✓	70	2024	●		
Alex Gorsky	Former Chair and CEO, Johnson & Johnson	✓	64	2021		●	●
Andrea Jung	President and CEO, Grameen America	✓	66	2008		●	●
Monica Lozano	Former President and CEO, College Futures Foundation	✓	68	2021	●		
Ron Sugar	Former Chair and CEO, Northrop Grumman Corporation	✓	76	2010	●		
Sue Wagner	Co-founder and Director, BlackRock	✓	63	2014	●		●

● Chair   ● Member

Nominee Skills and Demographic Matrix

Leadership	8/8	**People and Culture**	8/8	**Privacy and Security**	4/8
Corporate Governance	8/8	**Global Business and Operations**	7/8	**Public Policy and Government**	4/8
Risk Management	8/8	**Innovation and Technology**	7/8	**Environment and Climate**	4/8
Financial	8/8	**Brand and Marketing**	6/8	**Veterans, Women, and Members of Underrepresented Groups**	6/8

📖   For more information on our nominees, see the section entitled "Directors" beginning on page 25.

Shareholder Engagement

We proactively engage with shareholders throughout the year to better understand their priorities and perspectives on significant issues, including company performance and strategy, executive compensation, corporate governance, shareholder proposals, and environmental and social matters. Engagement participants include members of senior management and our Board. Apple and its Board consider feedback and insights from shareholders and other stakeholders as we review our programs, practices, and disclosures.



Annual Meeting Engagement
- Leading up to our annual meeting, we engage with shareholders to seek feedback on our initiatives, disclosures, and proposals
- Following our annual meeting, we reach out to investors to better understand their votes

Off-season Engagement
- We engage in discussions regarding executive compensation, board oversight of enterprise risk management, and broader areas of stakeholder interest

Comprehensive Engagement Program

Year-round Engagement
- We engage with proxy advisory firms to discuss our programs and shareholder feedback, and learn about key focus areas for their clients
- Our quarterly earnings calls provide shareholders with an opportunity to hear about our financial results and corporate strategy

Contacted

66%
of institutional shares held

Engaged

65%
of institutional shares held

Director participation for

37%
of engaged shares

2024 Highlights

CFO Transition	The Board oversaw the successful planned transition of the role of Chief Financial Officer to Kevan Parekh, Apple's former Vice President, Financial Planning and Analysis. After more than a decade of valuable service as CFO, Luca Maestri transitioned from the CFO role on January 1, 2025 and continues to lead Apple's Corporate Services teams.
Director Refreshment	The Board regularly reviews Board succession planning to maintain the diverse skills and experiences that effectively address the Company's evolving needs and represent the best interests of Apple's shareholders. At the 2024 Annual Meeting, Dr. Wanda Austin was elected to the Board bringing executive leadership experience through her service as president and chief executive officer of a large research and development organization, significant expertise in advanced technology and innovation, experience with environment, cybersecurity, and public policy, and a global business perspective from her service on other boards.

Progress Across our Values

At Apple, we are always working to leave the world better than we found it. That's why we lead with our values in the technology we make, the way we make it, and how we treat people and the planet we all share.

We believe the best technology should work for everyone, so we build accessibility into everything we make from the ground up. And thanks to an ever-expanding range of innovations — like Eye Tracking, Voice Control, and AssistiveTouch — our users can control our products with their eyes, their voice, or a simple gesture. Features like these make a life-changing difference for so many people, every single day.

We also believe privacy is a fundamental human right, and we are constantly innovating to protect people's data. This year, that meant setting a new standard for privacy in AI with Private Cloud Compute for Apple Intelligence — which extends our on-device protections into the cloud. And we continue to share innovations that empower our users and protect their personal information.

Our values shape our culture and the impact we have on the world. At Apple, we work to foster a culture of belonging amongst our employees, and our teams work to expand access to opportunity for all, including those who need it most. We work with schools and nonprofit organizations around the world to provide grants and other hands-on programming designed to expand access to technology, along with educational and workforce opportunities, and help share programs like Swift Playgrounds that teach coding to learners of all ages. And we're innovating to reduce the environmental impact of our devices — including the Mac mini, our first carbon neutral Mac. That milestone brings us closer than ever to reaching our Apple 2030 goal, and becoming carbon neutral across our supply chain and the use of our customers' devices.

Spotlight on Apple's innovations in health

This year, we shared profound innovations across our products to help our users learn more about their health and live healthier lives:

Hearing health	About 1.5 billion people around the world live with hearing loss. This year, we shared new capabilities that help AirPods Pro users learn about their hearing health and get the assistive care they need. That includes the new Hearing Test, as well as an innovative over-the-counter Hearing Aid capability for users with mild to moderate hearing loss. It's a powerful tool that can help our users stay connected to the world around them, especially because, today, about 75 percent of people diagnosed with hearing loss go untreated.
Sleep apnea	Sleep apnea impacts more than one billion people worldwide, and over time, can lead to increased risk of hypertension, type 2 diabetes, and cardiac issues. This year, Apple shared Breathing Disturbances, which uses Apple Watch to track interruptions in respiratory patterns and lets users know if they show consistent signs of moderate to severe sleep apnea. That's information our users can then share with their doctor, so they can get the diagnosis and the medical care they need.

Items of Business and Board Voting Recommendations

Proposal	Board Recommendation	Page Reference
1 **Election of Directors** • Our Board is made up of directors with diverse skills and experiences to effectively address Apple's evolving needs and represent the best interests of Apple's shareholders. • The Board actively reviews its composition to support Apple's long-term strategic goals. As part of its succession planning and refreshment, the Board has recommended one new nominee at each of our 2021, 2022, and 2024 annual meetings.	**FOR** **each nominee**	68
2 **Ratification of Appointment of Independent Registered Public Accounting Firm** • Ernst & Young LLP is an independent auditing firm with the required knowledge and experience to effectively audit Apple's financial statements. • Audit and non-audit services are pre-approved by the Audit and Finance Committee.	**FOR**	69
3 **Advisory Vote to Approve Executive Compensation** • Our executive compensation program is designed to align pay with shareholder interests and company performance. • The compensation paid to our named executive officers in 2024 reflects the strength of our annual financial results and stock price performance.	**FOR**	71
4 **Report on Ethical AI Data Acquisition and Usage** • Apple has a strong track record on protecting user privacy and a robust approach to integrating ethical considerations into our technology, as reflected in our Responsible AI principles. • The requested report is unnecessary given Apple already provides all the information requested regarding Apple's AI data privacy practices. • The proposal does not raise any specific issues with Apple Intelligence, but instead focuses its criticisms on OpenAI, the developer of ChatGPT, an independent service that Apple users may choose to access, and inappropriately cites controversies related to other companies that do not involve Apple.	**AGAINST**	77
5 **Report on Costs and Benefits of Child Sex Abuse Material-Identifying Software & User Privacy** • Apple has demonstrated its commitment to helping protect children in a changing online landscape and has developed innovative technologies like Communication Safety. • We believe that our current approach to child safety, which is informed by stakeholder engagement, is more appropriate than the universal surveillance suggested in the proposal, which could have serious implications for our users' human and civil rights globally.	**AGAINST**	81
6 **Request to Cease DEI Efforts** • Apple has a well-established compliance program and the proposal inappropriately attempts to restrict Apple's ability to manage its own ordinary business operations, people and teams, and business strategies. • Our Board and management maintain active oversight of legal and regulatory risks and compliance for our global business.	**AGAINST**	85
7 **Report on Charitable Giving** • Apple has a well-established corporate donations program that follows a strict internal governance and approval process, and the proposal attempts to inappropriately restrict Apple's ability to manage its own ordinary business operations and business strategies. • Our Board and management maintain active oversight of legal and regulatory risks and compliance for our global business.	**AGAINST**	88



Corporate Governance

Our Corporate Governance Framework

Apple operates under a corporate governance framework designed to be a flexible working structure for principled actions, effective decision-making, and appropriate monitoring of both compliance and performance. Apple's key governance documents, including our Corporate Governance Guidelines, are available at investor.apple.com/leadership-and-governance.

One share equals one vote	We have a single class of shares with equal voting rights.
Annual director elections	All directors are elected annually for a one-year term.
Majority voting	We have a majority voting standard for uncontested elections of directors.
Separation of Chair and CEO roles	Our CEO is focused on managing Apple and our independent Chair drives accountability at the Board level.
Stock ownership guidelines	We have robust stock ownership guidelines for our directors and executive officers.
Shareholder engagement	We have a comprehensive year-round shareholder engagement program.
Access to management	Our Board has significant interaction with senior management and access to other employees.
Time commitment policy	The Nominating and Corporate Governance Committee annually reviews each director's various time commitments.
Financial expertise	The Board has determined that each Audit and Finance Committee member qualifies as an "audit committee financial expert" as that term is defined under SEC rules.
Continuing education	Our Board regularly receives updates on ethics, compliance, and governance as well as emerging topics relevant to the evolving needs of the Company.
Succession planning	Our Board regularly reviews Board and executive succession planning.
Executive sessions	All quarterly Board and committee meetings include executive sessions during which no members of management are present.
Board, committee, and individual self-evaluations	Our Board, committees, and individual directors conduct annual performance self-evaluations led by our independent Chair, including one-on-one interviews.
Prohibitions on hedging, pledging, and other transactions	We prohibit short sales, transactions in derivatives, and hedging of Apple securities by directors, executive officers, and employees, and prohibit pledging of Apple securities by directors and executive officers.
Special meetings	Shareholders owning at least 10% of our outstanding shares have the right to call a special meeting of the shareholders.
Proxy access	Up to 20 shareholders owning at least 3% of our outstanding shares continuously for three years may nominate up to 20% of our Board.

Role of the Board of Directors

Apple's Board oversees the CEO and other senior management in the competent and ethical operation of Apple and seeks to ensure that the long-term interests of shareholders are being served. Directors are expected to take a proactive, focused approach to ensure Apple is committed to business success through the maintenance of high standards of responsibility and ethics.

Board Independence

Apple's Corporate Governance Guidelines require a majority of Board members to be independent. The Board has determined that all Board members, other than Mr. Cook, are independent under applicable rules of The Nasdaq Stock Market LLC ("Nasdaq").

Apple's Board has a standing Audit and Finance Committee (the "Audit Committee"), People and Compensation Committee (the "People and Compensation Committee"), and Nominating and Corporate Governance Committee (the "Nominating Committee"). The Board has determined that all committee members are independent under applicable Nasdaq and Securities and Exchange Commission ("SEC") rules for committee memberships, and that each member of the Audit Committee also meets the additional independence criteria set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Board and Committee Structure

Apple regularly reviews the Board's leadership structure and the responsibilities and composition of its standing committees. The structure and composition of Apple's Board and its committees are intended to leverage the diverse perspectives of the Board members and promote effective oversight.

The Board believes its current leadership structure, in which the roles of Chair and CEO are separated, best serves Apple's overall corporate structure and the Board's ability to carry out its roles and responsibilities on behalf of Apple's shareholders, including its oversight of management and corporate governance matters. The Board also believes that the current structure allows our CEO to focus on managing Apple, while leveraging our independent Chair's experience to drive accountability at the Board level.

The current membership and function of each standing committee is described on the following page. Each committee operates under a written charter adopted by the Board, which is available at investor.apple.com/leadership-and-governance. Each committee reviews and assesses its charter annually.

Audit Committee

Ron Sugar (Chair) **Wanda Austin** **Monica Lozano** **Sue Wagner** Nine meetings during 2024 Audit Committee Report: page 94	Primary Responsibilities: • Assist the Board in oversight and monitoring of Apple's financial statements and other financial information • Oversee compliance with legal, regulatory, and public disclosure requirements • Appoint and oversee Apple's independent registered public accounting firm, including their qualifications and independence, and preapprove fees • Oversee Apple's systems of internal controls, including the internal audit function • Oversee treasury and finance matters • Oversee enterprise risk management • Oversee privacy and data security • Oversee the auditing, accounting, and financial reporting process

People and Compensation Committee

Andrea Jung (Chair) **Alex Gorsky** **Art Levinson** Four meetings during 2024 People and Compensation Committee Report: page 55	Primary Responsibilities: • Review and approve the compensation arrangements for the CEO, Apple's other executive officers and, to the extent it deems appropriate, other employees • Administer Apple's equity compensation and other incentive plans • Review and make recommendations to the Board regarding the compensation of members of the Board and Board committees • Assist the Board in its oversight of Apple's strategies, policies, and practices relating to Apple's people and teams

Nominating Committee

Sue Wagner (Chair) **Alex Gorsky** **Andrea Jung** Four meetings during 2024	Primary Responsibilities: • Assist the Board on matters relating to the identification, evaluation, and selection of Board members and candidates nominated to the Board • Make recommendations to the Board concerning the size, structure, and composition of the Board and its committees • Oversee and make recommendations regarding corporate governance matters, including Apple's Corporate Governance Guidelines • Assist the Board in its oversight of Apple's strategies, policies, and practices relating to environmental and social matters • Oversee the annual Board performance self-evaluation process

Board Oversight

The Board takes an active role in overseeing corporate and product strategy and seeks to ensure the long-term interests of Apple and its shareholders are being served. The Board believes that evaluating the executive team's management of the risks confronting Apple is one of its most important areas of oversight. In carrying out this responsibility, the Board is assisted by its committees, each of which considers risks within its areas of primary responsibility and expertise and apprises the full Board of significant matters and management's response.

Board of Directors

Directly oversees corporate and product strategy, executive succession planning, and other matters reserved to the full Board. Reviews and discusses with management significant risks affecting Apple, including matters escalated by its committees from within their respective areas of direct oversight.

Audit Committee

Oversees financial matters, business conduct, and legal and regulatory compliance, including antitrust matters, public policy expenditures, privacy, cybersecurity, and tax matters, and has primary responsibility for assisting the Board with risk oversight.

People and Compensation Committee

Oversees the design and administration of compensation programs and policies and has primary responsibility for assisting the Board with oversight of matters relating to Apple's people and teams.

Nominating Committee

Oversees Board structure, governance, and independence, and has primary responsibility for assisting the Board with oversight of environmental and social matters.

Management

Led by our CEO and executive team, develops and executes our business strategy, manages operations, implements and supervises day-to-day risk management processes, and reports to the Board and its committees on significant matters.

Internal Audit

Directly overseen by the Audit Committee and operating pursuant to a charter, which is reviewed and approved annually by the Audit Committee, identifies and helps mitigate risk, and improves internal controls.

Enterprise Risk Management Program

Designed to identify, assess, and monitor Apple's business risks, including financial, operational, compliance, and reputational risks.
Supported by a Risk Oversight Committee, consisting of our Chief Financial Officer, General Counsel, Head of Business Assurance, and other senior leaders, that assists the Audit Committee with its general responsibility for overseeing enterprise risk management.

Selected Areas of Oversight

Compliance and Business Conduct	The Audit Committee regularly reviews and discusses with management Apple's compliance and business conduct risks. Apple's Chief Compliance Officer is responsible for the development, review, and execution of Apple's Compliance and Business Conduct program and regularly reports to the Audit Committee.

Environment and Climate	The Board reviews and discusses updates on environmental matters with Apple's Vice President of Environment, Policy and Social Initiatives, who is responsible for the development, review, and execution of plans designed to minimize Apple's impact on the environment. These reports include updates on Apple's progress towards environmental and climate goals and the environmental impact of our products and operations. The Nominating Committee oversees Apple's strategies, policies, and practices relating to environmental and social matters.

Human Rights	The Board has adopted a human rights policy for Apple — Our Commitment to Human Rights. The policy governs how we treat everyone, including our customers, employees, business partners, and people at every level of our supply chain. Apple identifies salient human rights risks through internal risk assessments and external industry-level third-party audits. Additionally, the policy requires Apple to maintain active communication channels with rights holders and other stakeholders. The Board is responsible for overseeing and periodically reviewing our human rights policy. Apple's General Counsel is responsible for its ongoing implementation, and reports to the Board and its committees on any significant issues identified during the diligence process and Apple's progress.

People and Teams	The Board oversees matters related to our people and teams, including with respect to inclusion and diversity, culture and employee engagement, talent recruitment, development, and retention, and has allocated direct responsibilities for this area of oversight to the People and Compensation Committee.
	Additionally, Apple's People and Compensation Committee oversees risks related to Apple's compensation programs. Each year, the People and Compensation Committee evaluates whether the design and operation of Apple's compensation programs or policies encourage our executive officers or our employees to take unnecessary or excessive risks. In establishing and reviewing Apple's compensation programs for risk, the People and Compensation Committee considers program features that mitigate potential risks for our executive officers, such as fixed base salaries; goals that are tied to specific company financial measures and payout caps for the annual cash incentive program; clawbacks for our cash and equity incentives; the quantity and mix of long-term performance-based and time-based equity incentives; and stock ownership requirements. The People and Compensation Committee also generally considers the program features that mitigate potential risks for our non-executive officer employees. In its annual review, the People and Compensation Committee concluded that Apple's executive compensation programs and policies continue to provide an effective and appropriate mix of incentives to help ensure performance is focused on long-term shareholder value creation, and do not encourage short-term risk taking at the expense of long-term results or create risks that are reasonably likely to have a material adverse effect on Apple.
	In 2024, the People and Compensation Committee oversaw management's implementation of the recommendations outlined in Apple's Civil Rights Assessment and Workers' Rights Assessment.

Privacy and Data Security	The Audit Committee regularly reviews and discusses with management Apple's privacy and data security risks. The Audit Committee receives regular updates from management, including Apple's Head of Corporate Information Security. Additionally, the Audit Committee reviews reports on privacy and data security matters from Apple's General Counsel, Chief Compliance Officer, and the heads of Business Assurance and Internal Audit.
	Apple also has a management Privacy Steering Committee chaired by Apple's General Counsel, with members including Apple's Senior Vice President of Machine Learning and AI Strategy, Apple's Senior Vice President of Software Engineering, Apple's Senior Vice President, Services, and a cross-functional group of senior representatives from Privacy Engineering, Product Marketing, Corporate Communications, and Privacy Legal. The Privacy Steering Committee sets privacy standards for teams across Apple and acts as an escalation point for addressing privacy compliance issues for decision or further escalation.
Artificial Intelligence	Apple's full Board directly oversees corporate and product strategy and receives regular updates on emerging technologies, including artificial intelligence. The Audit Committee assists the Board in its oversight of privacy-related artificial intelligence matters.
	In June 2024, the Company announced its Responsible AI principles, which aim to guide how the Company develops artificial intelligence tools. The principles are available at: machinelearning.apple.com/research/introducing-apple-foundation-models.
Legal and Regulatory Compliance	The Audit Committee oversees legal and regulatory risks related to Apple's business. Apple's full Board also receives regular updates on legal and regulatory developments, including updates on legislative developments, government investigations, litigation, and other legal proceedings.
Supply Chain	The Board reviews and discusses with management reports regarding Apple's supply chain and operations. These reports include updates from Apple's Senior Vice President, Operations on Apple's supply chain management, and our program to oversee compliance with Apple's Supplier Code of Conduct and Supplier Responsibility Standards. Apple reports publicly on its efforts and progress in the critical work of protecting people and the planet across its supply chain through an annual People and Environment in Our Supply Chain report.
Tax	The Audit Committee reviews and discusses with management reports on tax matters from Apple's Chief Financial Officer, General Counsel, the heads of Tax, Business Assurance, and Internal Audit, and Apple's independent auditor. These reports include updates on significant domestic and international tax-related developments, and international tax policy.

Board Meetings and Attendance

The Board met five times during 2024. Each member of the Board who served during 2024 attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board held during 2024, and (ii) the total number of meetings held by each committee of the Board on which the member served during 2024.

Apple expects all of its directors to attend the Annual Meeting. All directors attended the 2024 annual meeting of shareholders (the "2024 Annual Meeting").

Annual Board and Committee Self-Evaluations

The Board conducts an annual self-evaluation to assess whether the Board, its committees, and each member of the Board are working effectively, and to provide an opportunity to reflect upon and improve processes and effectiveness.

The Nominating Committee designs and establishes the overall evaluation framework, and Dr. Levinson, the independent Chair of the Board, leads the evaluation interviews and feedback sessions. Dr. Levinson conducts one-on-one discussions with each director to obtain their assessment of the effectiveness and performance of the Board and its committees. Additional discussion topics include Board and committee composition and refreshment; timing, agendas, and content of Board and committee meetings; Board dynamics and function; peer reviews of other members; and executive succession planning. Board members are also invited to discuss the performance of Dr. Levinson directly with the Chair of the Nominating Committee. A summary identifying any themes or issues that have emerged is presented to the Board on an anonymous basis.

Each committee conducts its own annual self-evaluation and reports the results to the Board. Each committee's evaluation includes an assessment of the committee's compliance with Apple's Corporate Governance Guidelines and the committee's charter.

Related Party Policy and Transactions

The Board has adopted a written policy for approval of transactions between Apple and its directors, director nominees, executive officers, greater than 5% beneficial owners of Apple's common stock or any other class of Apple's equity securities, and each of their respective immediate family members, where the amount involved in the transaction exceeds or is reasonably expected to exceed $120,000 in a single fiscal year and the related party has or will have a direct or indirect interest in the transaction (other than solely as a result of being a director or less than 10% beneficial owner of another entity). A copy of this policy is available at investor.apple.com/leadership-and-governance. The policy provides that the Audit Committee must review transactions subject to the policy and determine whether to approve or ratify those transactions. Certain types of transactions are deemed pre-approved pursuant to standing pre-approval guidelines established by the Audit Committee. In addition, the Audit Committee has delegated authority to its Chair to pre-approve or ratify transactions under certain circumstances. A summary of new transactions covered by standing pre-approvals or transactions approved or ratified by the Chair of the Audit Committee, if any, is provided to the Audit Committee for its review.

In reviewing transactions subject to the policy, the Audit Committee or the Chair of the Audit Committee, as applicable, considers (as it deems appropriate for the circumstances):

- The nature and extent of the related person's interest in the transaction;
- The approximate dollar value involved in the transaction;
- The approximate dollar value of the related person's interest in the transaction without regard to the amount of any profit or loss;
- Whether the transaction was undertaken in the ordinary course of Apple's business;
- The material terms of the transaction, including whether the transaction with the related person is proposed to be, or was entered into, on terms no less favorable to Apple than terms that could have been reached with an unrelated third party;

- The business purpose of, and the potential benefits to Apple of, the transaction;

- Whether the transaction would impair the independence of a non-employee director;

- Required public disclosure, if any; and

- Any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to the Audit Committee's decision, in its business judgment, in light of the circumstances of the particular transaction.

Several of Apple's Board members and executive officers serve as directors or executive officers of other organizations, including organizations with which Apple has commercial and charitable relationships. Apple does not believe that any director had a direct or indirect material interest in any relationships during 2024 and through the date of this Proxy Statement.

A family member of our Chief Operating Officer is employed by Apple and received total compensation in excess of $120,000 for the period from the beginning of fiscal year 2024 through the date of the filing of this Proxy Statement. The family member's compensation was established by Apple in accordance with our compensation practices applicable to employees with comparable qualifications and responsibilities and holding similar positions.

Business Conduct Policy

Apple seeks to conduct business ethically, honestly, and in compliance with applicable laws. Apple's code of ethics, entitled "Business Conduct: The way we do business," sets out the principles that guide Apple's business practices — honesty, respect, confidentiality, and compliance. The code applies to all employees, including Apple's principal executive officer, principal financial officer, and principal accounting officer. Relevant sections of the code also apply to the Board. Apple expects its suppliers, contractors, consultants, and other business partners to follow the principles set forth in the code when providing goods and services to Apple or acting on its behalf. The code is available at apple.com/compliance/pdfs/Business-Conduct-Policy.pdf. Apple intends to disclose any changes to or waivers from this code by posting to our website if disclosure is required by SEC or Nasdaq rules.

Apple's code is managed by the Business Conduct organization, under the oversight of Apple's Chief Compliance Officer. Employees are required to complete training on the code upon joining Apple and annually thereafter. With input from relevant stakeholders and executive leadership, we regularly review and update Apple's code and related policies to ensure they provide clear, actionable guidance to our employees, executive officers, and directors.

Additionally, Apple has an insider trading policy governing the purchase, sale, and other dispositions of Apple's securities that applies to all Apple personnel, including directors, officers, employees, and other covered persons. Apple also follows procedures for the repurchase of its securities. We believe our insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to Apple. A copy of Apple's insider trading policy was filed as Exhibit 19.1 to its Annual Report on Form 10-K for the year ended September 28, 2024.

Communications with the Board

Any matter intended for the Board, or for any individual member of the Board, should be directed to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, with a request to forward the communication to the intended recipient. In general, any shareholder communication delivered to Apple for forwarding to Board members will be forwarded in accordance with the shareholder's instructions. Apple reserves the right to not forward to Board members any abusive, threatening, or otherwise inappropriate materials.



Directors

Board Composition and Refreshment

Board Composition

Apple's Board consists of a diverse group of highly qualified leaders in their respective fields. All of our directors have senior leadership experience at large domestic or multinational companies. In these positions, they have gained significant and diverse management experience, including in the areas of strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. They also have in-depth public company experience serving as executive officers, or on boards of directors and board committees, and a robust understanding of corporate governance practices and trends. In addition, many of our directors have experience as directors or trustees of significant public policy, academic, research, nonprofit, and philanthropic institutions, and bring unique perspectives to the Board.

The Board and the Nominating Committee believe the skills and experiences of our directors provide Apple with business acumen and a diverse range of perspectives to effectively address Apple's evolving needs, oversee senior management in the competent and ethical operation of Apple, and represent the best interests of Apple's shareholders.

The Board considers its composition and refreshment in the context of Apple's long-term strategic goals and seeks to thoughtfully manage the pace of change and refreshment of its members over time. In recent years, the Board added three new members, including Dr. Austin, who joined in 2024.

Under the Board's retirement policy, directors generally may not stand for re-election after attaining age 75. In consideration of the transition of the role of Chief Financial Officer from Luca Maestri to Kevan Parekh on January 1, 2025, significant recent refreshment in board composition, and the value of retaining directors who have developed deep insights into the Company during their tenure, the Board determined that it would be in the best interests of Apple and its shareholders to ask Ron Sugar, the Chair of the Audit Committee, to stand for re-election at the 2025 Annual Meeting, although he previously attained the age of 75. As Chair of the Audit Committee, Dr. Sugar has a significant technical and leadership role on the Board, which the Board took into consideration in its succession planning. Dr. Sugar also brings to the Board executive leadership experience as a former chairman and chief executive officer of a large international public company, financial expertise as a former chief financial officer, experience in worldwide operations, understanding of advanced technology, experience with government relations and public policy, and a global business perspective from his tenure at global companies and his service on other boards.

Our Corporate Governance Guidelines require an annual review by the Nominating Committee of each director's various time commitments, including their primary occupation, service on other public company boards and board committees, leadership positions on other boards, as well as service with private company boards and non-profit organizations. Following its review in 2024, the Nominating Committee determined that, in its view, no director currently has time commitments that would prevent them from properly discharging their duties as directors.

Nominee Selection

The Nominating Committee oversees board succession planning and recruitment of potential candidates. The Nominating Committee considers candidates who are recommended by its members, by other Board members, by shareholders, and by management, as well as those identified by third-party search firms retained to assist in identifying and evaluating possible candidates. In evaluating potential nominees to the Board, the Nominating Committee considers, among other things: independence, character, ability to exercise sound judgment, demonstrated leadership, ability and willingness to commit sufficient time to the Board, and relevant skills and experience in the context of the Board's evolving needs. The Nominating Committee also considers the diversity of the Board overall with respect to age, disability, gender identity or expression, ethnicity, military veteran status, national origin, race, religion, sexual orientation, and other backgrounds and experiences. The Nominating Committee is committed to actively seeking out, and will instruct any search firm it engages to identify, individuals who will contribute to the overall diversity of the Board to be included in the pool of candidates from which nominees to the Board are selected. 63% of our nominees self-identify as women or members of an underrepresented group, and 50% of Board leadership positions are held by women. The Board monitors the mix of skills and experience of its directors to help ensure it has the necessary tools to perform its oversight function effectively.

The Nominating Committee evaluates candidates recommended by shareholders using the same criteria it applies to evaluate other candidates. Shareholders who wish to recommend a director candidate should submit the candidate's name and background information in writing to our Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA. In addition, the proxy access provisions in our bylaws provide that a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding shares continuously for at least three years, may nominate director nominees constituting up to 20% of Apple's Board for inclusion in our proxy statement. Nominating shareholders and nominees must satisfy the requirements set forth in our bylaws, which can be found at investor.apple.com/leadership-and-governance. Any notice of director nomination submitted to Apple other than through proxy access must include the additional information required by Rule 14a-19(b) under the Exchange Act.

The Nominating Committee has evaluated and recommended to the full Board each of the nominees named in this Proxy Statement for election to the Board.

Nominees for Election

The following matrix highlights the mix of key skills and experiences of the nominees that, among other factors, led the Board and the Nominating Committee to recommend these nominees for election to the Board. The matrix is intended to depict notable areas of focus for each director based on the current composition of the Board, and not having a mark does not mean that a particular director does not possess that qualification or skill. Nominees have developed competencies in these skills through education, direct experience, and oversight responsibilities. The Nominating Committee assesses the directors' mix of skills on an annual basis. The demographic information presented below is based on voluntary self-identification by each nominee. Additional biographical information on each nominee is set out starting on page 30.

Nominee Skills and Demographic Matrix

	Levinson	Cook	Austin	Gorsky	Jung	Lozano	Sugar	Wagner
Core								
Leadership	●	●	●	●	●	●	●	●
Corporate Governance	●	●	●	●	●	●	●	●
Risk Management	●	●	●	●	●	●	●	●
Financial	●	●	●	●	●	●	●	●
Strategic								
People and Culture	●	●	●	●	●	●	●	●
Global Business and Operations	●	●	●	●	●		●	●
Innovation and Technology	●	●	●	●		●	●	●
Brand and Marketing	●	●		●	●	●		●
Privacy and Security		●	●				●	●
Public Policy and Government		●	●	●		●		
Environment and Climate		●	●		●	●		
Identity								
Gender	Male	Male	Female	Male	Female	Female	Male	Female
LGBTQ+	No	Yes	No	No	No	No	No	No
Race/Ethnicity	White	White	African American	White	Asian	Latino	White	White
Veteran	No	No	No	Yes	No	No	No	No

Core Skills

Leadership

Experience serving in a significant leadership position, including as a chief executive officer, chief financial officer, or other senior leadership role, equips directors with valuable insight into organizational behavior and processes and a deep understanding of the various aspects of modern organizations, including strategic planning, financial reporting, compliance, values, and culture.

Corporate Governance

Experience on public company boards promotes an understanding of the dynamics and operation of a corporate board and its relationship with the chief executive officer and other senior management, as well as deep knowledge of corporate governance practices and policies and an appreciation of how they can impact Apple.

Risk Management

Experience identifying, managing, or mitigating risks develops a director's ability to appreciate, anticipate, and effectively oversee Apple's risk management.

Financial

Knowledge of financial markets, financing, and financial reporting processes helps our directors understand and oversee our financial position, results of operations, and related financial reporting, as well as our broader financing activities and capital structure.

Strategic Skills

People and Culture

Because Apple operates in a very competitive talent market, directors with experience managing people and teams, including recruitment, retention, development, compensation, and incentivization of key talent, provide strategic value in overseeing our efforts to recruit, retain, and develop our people and teams and in determining compensation for our CEO and other senior leaders.

Global Business and Operations

Experience in global business and operations, including exposure to global business cultures, consumer preferences, and economic, regulatory, and political conditions, helps directors oversee Apple's global footprint and complex supply chain.

Innovation and Technology

Directors with an understanding of innovation and technology, including through experience in technology-related businesses or driving scientific innovation, are strategically equipped to oversee Apple's innovation-focused product and services roadmap.

Brand and Marketing

Experience with the marketing and branding of products, building brand awareness, and enhancing corporate reputation can help directors successfully guide and advise management and oversee related efforts.

Privacy and Security

At Apple, we believe privacy is a fundamental human right. Directors with experience in information security, data privacy, and cybersecurity are uniquely qualified to oversee our product and services roadmap, as well as privacy and cybersecurity risks.

Public Policy and Government

Experience in government relations, regulatory matters, or regulated industries provides a valuable perspective as Apple operates in an increasingly regulated global environment.

Environment and Climate

At Apple, we believe business can and should be a force for good. Directors with experience leading efforts to mitigate climate change and other environmental impacts are well qualified to oversee our environmental programs and product development.



Art Levinson
Chair of the Board

Director since 2000
People and Compensation Committee

Key Skills and Qualifications

Art Levinson brings to the Board executive leadership experience, including through his service as a chairman and chief executive officer of a large international public company, along with extensive financial expertise and brand marketing experience. Through his experiences at biotechnology and pharmaceutical companies, he also brings significant expertise in the health sector and technology and innovation.

Career Highlights

Dr. Levinson, 74, has served as the Chief Executive Officer of Calico, a company focused on health, aging, and well-being, since September 2013.

Dr. Levinson previously served as Chief Executive Officer of Genentech, Inc., a medical drug developer, from July 1995 to April 2009, and served as Genentech's Chairman from September 1999 to September 2014.

Dr. Levinson also serves on the Board of Directors of the Broad Institute of MIT and Harvard and on the Board of Scientific Consultants at the Memorial Sloan Kettering Cancer Center.

Dr. Levinson was awarded the National Medal of Technology and Innovation, the nation's highest honor for achievement and leadership in advancing the fields of science and technology, and the Biotechnology Heritage Award from the Biotechnology Industry Organization and the Chemical Heritage Foundation. Dr. Levinson has been inducted into the Biotech Hall of Fame.

Other Public Company Boards:

None



Tim Cook

Chief Executive Officer
Director since 2011

Key Skills and Qualifications

Tim Cook brings to the Board extensive executive leadership experience in the technology industry, including the management of worldwide operations, sales, service, and support.

Career Highlights

Mr. Cook, 64, has served as Apple's Chief Executive Officer since 2011, having previously served as Apple's Chief Operating Officer from October 2005.

Mr. Cook joined Apple in March 1998 and served as Executive Vice President, Worldwide Sales and Operations from February 2002 to October 2005. From October 2000 to February 2002, Mr. Cook served as Senior Vice President, Worldwide Operations, Sales, Service and Support. From March 1998 to October 2000, Mr. Cook served as Senior Vice President, Worldwide Operations.

Mr. Cook serves on the Board of Directors of The National Football Foundation & College Hall of Fame, Inc., the Board of Trustees of Duke University, and on the Leadership Council for the Malala Fund, an international non-profit organization that advocates for girls' education.

Other Public Company Boards:

Current: NIKE, Inc.



Wanda Austin

Director since 2024
Audit Committee

Key Skills and Qualifications

Wanda Austin brings to the Board executive leadership experience through her service as president and chief executive officer of a large research and development organization, significant expertise in advanced technology and innovation, experience with environment, cybersecurity, and public policy, and a global business perspective from her service on other boards.

Career Highlights

Dr. Austin, 70, is the retired President and Chief Executive Officer of The Aerospace Corporation, an independent, non-profit organization performing objective technical analyses and assessments for a variety of government, civil, and commercial customers, operating the only federally funded research and development center committed exclusively to the space enterprise. Dr. Austin served in this role from January 2008 until October 2016. Dr. Austin joined The Aerospace Corporation in 1979, serving in various positions of increasing responsibility.

Dr. Austin is also a Member of the National Academy of Engineering and is a co-founder of MakingSpace, Inc., a leadership and science, technology, engineering, and mathematics (STEM) consulting firm. Dr. Austin was the Interim President of the University of Southern California from 2018 to 2019 and has served on the American Energy Innovation Council since 2017. Dr. Austin also served on the Defense Policy Board from 2017 to 2019, the President's Council of Advisors on Science and Technology from 2015 to 2017, the Defense Science Board from 2009 to 2017, and the NASA Advisory Council from 2005 to 2007 and 2014 to 2016.

Other Public Company Boards:
Current: Amgen Inc.; Chevron Corporation
Within Last Five Years: Virgin Galactic Holdings, Inc.



Alex Gorsky

Director since 2021
Nominating Committee
People and Compensation Committee

Key Skills and Qualifications

Alex Gorsky brings to the Board executive leadership experience, as well as brand marketing expertise and extensive experience in the fields of health and technology through his service as a chairman and chief executive officer of a large international public company.

Career Highlights

Mr. Gorsky, 64, is the retired Chief Executive Officer and Executive Chairman of Johnson & Johnson, a global healthcare products company. Mr. Gorsky served as Executive Chairman from January 2022 to January 2023, having previously served as CEO from April 2012 and Chair of the Board from December 2012.

Mr. Gorsky joined Johnson & Johnson in 1988, serving in various positions of increasing responsibility. In 2004, Mr. Gorsky left Johnson & Johnson to join Novartis Pharmaceuticals Corporation, where he served as head of its pharmaceutical business in North America, before returning to Johnson & Johnson in 2008.

Mr. Gorsky is the co-founder of Freepoint Capital Group and a General Partner at ICONIQ Capital.

Mr. Gorsky serves on the boards of the Travis Manion Foundation, a non-profit organization that empowers veterans to develop character in future generations, and the National Academy Foundation, a non-profit organization that supports career academies within traditional high schools. Mr. Gorsky also serves on the Board of Advisors of The Wharton School. Mr. Gorsky is the recipient of the Robert F. Kennedy Human Rights Ripple of Hope Award, and the Prix Galien Roy Vagelos Pro Bono Humanum Award.

Other Public Company Boards:
Current: International Business Machines Corporation; JPMorgan Chase & Co.
Within Last Five Years: Johnson & Johnson



Andrea Jung

Director since 2008
Nominating Committee
People and Compensation Committee (Chair)

Key Skills and Qualifications

Andrea Jung brings to the Board executive leadership experience, a global business perspective, and extensive brand marketing and consumer products experience, including through her service as a chair and chief executive officer of a large international public company, and her service on other boards.

Career Highlights

Ms. Jung, 66, has served as the President and Chief Executive Officer and a member of the Board of Grameen America LLC, a nonprofit microfinance organization helping women who live in poverty build small businesses, since April 2014.

Ms. Jung previously served as Executive Chairman of Avon Products, Inc., a personal care products company, from April 2012 to December 2012, and as Chairman of the Board of Avon from September 2001 to April 2012. Ms. Jung served as Chief Executive Officer of Avon from November 1999 to April 2012, and served as a member of Avon's Board from January 1998 to December 2012.

Ms. Jung also serves on the Board of Rockefeller Capital Management.

Other Public Company Boards:

Current: Unilever PLC; Wayfair Inc.
Within Last Five Years: Unilever N.V.



Monica Lozano

Director since 2021
Audit Committee

Key Skills and Qualifications

Monica Lozano brings to the Board executive leadership experience, and experience in operations, strategic planning, media and marketing, including through her service as a board chair and chief executive officer, and a global business perspective from her service on other boards.

Career Highlights

Ms. Lozano, 68, is the retired President and Chief Executive Officer of the College Futures Foundation, a charitable foundation working to increase the rate of college graduation for low-income California students. Ms. Lozano served in this role from December 2017 to August 2022. Ms. Lozano also co-founded The Aspen Institute Latinos and Society Program and served as Chair of its Advisory Board from January 2015 to October 2019. Her career in media spanned more than 30 years, including as Chair of the Board of Directors of U.S. Hispanic Media, Inc., the parent company of ImpreMedia, a national Hispanic news and information company, from June 2014 to January 2016, and as Chair of ImpreMedia from July 2012 to January 2016 and Chief Executive Officer from May 2010 to May 2014. She also served as Publisher of La Opinión from 2004 to May 2014 and Chief Executive Officer from 2004 to July 2012.

Ms. Lozano serves on the Board of the Weingart Foundation, a private grantmaking foundation advancing racial, social, and economic justice in Southern California, and is a Member of the American Academy of Arts and Sciences.

Other Public Company Boards:

Current: Bank of America Corporation; Target Corporation



Ron Sugar

Director since 2010
Audit Committee (Chair)

Key Skills and Qualifications

Ron Sugar brings to the Board executive leadership experience as a chairman and chief executive officer of a large international public company, financial expertise as a former chief financial officer, experience in worldwide operations, understanding of advanced technology, experience with government relations and public policy, and a global business perspective from his tenure at global companies and his service on other boards.

Career Highlights

Dr. Sugar, 76, is the retired Chairman and Chief Executive Officer of Northrop Grumman Corporation, a global security company. Dr. Sugar served in this role from April 2003 to June 2010 and served as President and Chief Operating Officer from 2001 to 2003. Before joining Northrop Grumman, he held executive positions at Litton Industries and TRW Inc., where he served as Chief Financial Officer.

Dr. Sugar is a Member of the National Academy of Engineering and serves on the Board of Trustees of the University of Southern California and on the Board of the Los Angeles Philharmonic Association. Dr. Sugar was elected as a member of the National Academy of Engineering for major contributions to advanced space communication systems and leadership in aerospace innovation.

Other Public Company Boards:

Current: Uber Technologies, Inc.
Within Last Five Years: Air Lease Corporation; Amgen Inc.; Chevron Corporation



Sue Wagner

Director since 2014
Audit Committee
Nominating Committee (Chair)

Key Skills and Qualifications

Sue Wagner brings to the Board operational experience and a global business perspective, including through her service as chief operating officer of a large multinational public company, as well as her service on other boards. Ms. Wagner also brings extensive financial expertise and experience in the highly regulated financial services industry.

Career Highlights

Ms. Wagner, 63, is a co-founder of BlackRock, Inc., an asset management company. Ms. Wagner served as BlackRock's Vice Chair from January 2006 until her retirement in July 2012, and also served as a member of BlackRock's Global Executive Committee and Global Operating Committee. During her tenure at BlackRock, Ms. Wagner served as BlackRock's Chief Operating Officer and Head of Corporate Strategy, and led the alternative investments and international client businesses.

Ms. Wagner also serves on the Board of Directors of Color Health, Inc., a privately held health technology company.

Other Public Company Boards:

Current: BlackRock, Inc.; Samsara Inc.
Within Last Five Years: Swiss Re

Compensation of Directors

Members of the Board who are not Apple employees ("Non-Employee Directors") receive compensation for their service on the Board. As an Apple employee, Mr. Cook, our CEO, does not receive compensation for his service on the Board. The People and Compensation Committee annually reviews the total compensation of our Non-Employee Directors and each element of our Non-Employee Director compensation program. As part of this process, the People and Compensation Committee evaluates market data provided by its independent compensation consultant, Pay Governance LLC ("Pay Governance"), and makes a recommendation to the Board. The Board determines the form and amount of Non-Employee Director compensation after reviewing the People and Compensation Committee's recommendation. The Apple Inc. Non-Employee Director Stock Plan (the "Director Stock Plan") has an annual limit of $1.5 million for all compensation paid or granted to a Non-Employee Director for service on the Board.

Cash Retainers

Our Non-Employee Directors receive an annual cash retainer of $100,000. In 2024, the Chair of the Board, Dr. Levinson, received an additional cash retainer of $175,000; the Chair of the Audit Committee, Dr. Sugar, received an additional cash retainer of $45,000; the Chair of the People and Compensation Committee, Ms. Jung, received an additional cash retainer of $40,000; and the Chair of the Nominating Committee, Ms. Wagner, received an additional cash retainer of $35,000. All retainers are paid in quarterly installments.

Equity-Based Awards

A substantial portion of each Non-Employee Director's annual retainer is in the form of equity awards. Under the Director Stock Plan, Non-Employee Directors are granted restricted stock units ("RSUs") on the date of each annual meeting of shareholders (each, an "Annual Director Award"). All Annual Director Awards vest on February 1 of the following year, subject to continued service on the Board through the vesting date. For 2024, the number of RSUs underlying each Annual Director Award was 1,516, which was determined by dividing $275,000 by the per share closing price of Apple's common stock on the date of grant.

A Non-Employee Director who is newly appointed to the Board other than in connection with an annual meeting of shareholders will receive a grant of RSUs upon appointment (an "Initial Director Award"), except that a Non-Employee Director who first joins the Board on or after February 1 of a particular year and prior to the annual meeting for that year, or a director who was an employee of Apple immediately prior to first becoming a Non-Employee Director, will not receive an Initial Director Award. The number of RSUs subject to each Initial Director Award is determined in the same manner as described above for Annual Director Awards, but the award is pro-rated based on the portion of the vesting period that has passed since the last annual meeting. Initial Director Awards are scheduled to vest on the next February 1 following the grant of the award, subject to continued service on the Board through the vesting date.

Each RSU award granted under the Director Stock Plan is credited with an amount equal to any ordinary dividend paid by Apple, multiplied by the total number of RSUs subject to the award that are outstanding immediately prior to the record date for the dividend. The amounts credited to each RSU are referred to as "dividend equivalents." Any dividend equivalents credited to RSUs granted under the Director Stock Plan are subject to the same vesting, payment, and other terms and conditions as the RSUs to which the dividend equivalents relate. The dividend equivalents are meant to treat the RSU award holders consistently with shareholders.

Equipment and Other Business-Related Programs

Apple has an equipment program for the Board under which each Non-Employee Director is eligible to receive, upon request and free of charge, one of each new product introduced by Apple, and is eligible to purchase additional equipment at a discount. Each Non-Employee Director is also eligible to participate in Apple's matching gifts program to the same extent as Apple employees.

Deferred Compensation Plan

We maintain the Apple Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"), under which eligible participants, including our Non-Employee Directors, may elect to defer a portion of their eligible compensation, subject to the terms of the Deferred Compensation Plan. The Deferred Compensation Plan is unfunded and unsecured. We do not provide any matching contributions under the Deferred Compensation Plan or allow for deferral of RSUs. None of our Non-Employee Directors deferred compensation under the Deferred Compensation Plan in 2024.

Stock Ownership Guidelines

Apple has stock ownership guidelines for our CEO, executive officers, and Non-Employee Directors. Under the guidelines, each Non-Employee Director is expected, within five years after joining the Board, to own shares of Apple's common stock that have a value equal to five times their annual cash retainer for serving as a director. Shares may be owned directly by the individual, owned jointly with, or separately by, the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children. Other than Dr. Austin, who joined the Board in 2024, each Non-Employee Director currently owns shares of Apple's common stock that have a value at least equal to five times their annual cash retainer.

Director Compensation—2024

The following table shows information regarding the compensation earned or paid during 2024 to Non-Employee Directors who served on the Board during the year. Mr. Cook's compensation is shown in the table entitled "Summary Compensation Table—2024, 2023, and 2022" and the related tables under the section entitled "Executive Compensation."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Wanda Austin[3]	75,000	275,033	25,933	375,966
James Bell[4]	50,000	—	11,038	61,038
Al Gore[4]	50,000	—	10,016	60,016
Alex Gorsky	100,000	275,033	4,984	380,017
Andrea Jung	140,000	275,033	10,499	425,532
Art Levinson	275,000	275,033	12,711	562,744
Monica Lozano	100,000	275,033	6,092	381,125
Ron Sugar	145,000	275,033	16,518	436,551
Sue Wagner	135,000	275,033	6,242	416,275

(1) In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of RSUs granted to Non-Employee Directors during 2024, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). The grant date fair value for RSUs is measured based on the closing price of Apple's common stock on the date of grant. Each Non-Employee Director serving on the Board on February 28, 2024, received an Annual Director Award of 1,516 RSUs with a grant date fair value for each RSU of $181.42. Each Non-Employee Director serving on the Board as of September 28, 2024, held 1,516 unvested RSUs.

(2) The amounts shown reflect the value of one or more products received under the Board's equipment program during the fiscal year. The amounts also include matching charitable contributions under Apple's matching gifts program of $10,000 for Dr. Austin and $10,000 for Dr. Sugar and the incremental cost to the Company of retirement gifts for Mr. Gore and Mr. Bell.

(3) Elected to the Board at the 2024 Annual Meeting.

(4) Retired from the Board and did not stand for re-election at the 2024 Annual Meeting.



Executive Officers



Kate Adams

Senior Vice President, General
Counsel and Secretary

Ms. Adams, 60, oversees all of Apple's legal matters, including corporate governance, intellectual property, litigation, compliance, global security, and privacy.

Kate joined Apple as General Counsel in November 2017. Prior to joining Apple, Kate served as General Counsel of Honeywell International Inc., a diversified technology and manufacturing company, from September 2008. Prior to joining Honeywell in 2003, Kate was a partner at the law firm of Sidley Austin LLP.



Deirdre O'Brien

Senior Vice President,
Retail + People

Ms. O'Brien, 58, oversees Apple's retail stores and online teams, and Apple's People team. As the leader of Apple's retail and online teams, Deirdre supports their work to enrich the lives of millions of Apple customers every year. In her role as the leader of the People team, Deirdre is dedicated to helping everyone at Apple do the best work of their lives, build on the Company's special culture, and achieve their full potential.

Deirdre joined Apple in July 1988 and assumed her current position in October 2024, having previously served in the role from February 2019 to May 2023. Deirdre's previous positions with Apple include Senior Vice President, Retail; Vice President, People; and Vice President, Operations.



Kevan Parekh

Senior Vice President,
Chief Financial Officer

Mr. Parekh, 53, oversees Apple's accounting, business support, financial planning and analysis, treasury, investor relations, internal audit, and tax functions.

Kevan joined Apple in June 2013 and assumed his current position in January 2025. Kevan's previous positions at Apple include Vice President, Financial Planning and Analysis and Vice President, Worldwide Finance for Sales, Marketing, and Retail. Prior to joining Apple, Kevan held various senior leadership roles at Thomson Reuters and General Motors.



Jeff Williams

Chief Operating Officer

Mr. Williams, 61, oversees Apple's entire worldwide operations, as well as customer service and support. He leads Apple's renowned design team and the software and hardware engineering for Apple Watch. Jeff also drives the Company's health initiatives.

Jeff joined Apple in June 1998 and assumed his current position in December 2015. Jeff's previous positions with Apple include Senior Vice President, Operations and Head of Worldwide Procurement. Prior to joining Apple, Jeff worked in a number of operations and engineering roles at IBM from 1985 to 1998.

Executive Compensation

"Ensuring that Apple continues to benefit from a talented and exceptional leadership team is a key focus for this committee."

– People and Compensation Committee





Andrea Jung (Chair)



Alex Gorsky



Art Levinson

Message from the
People and Compensation Committee

Dear Fellow Shareholders,

On behalf of the entire Board of Directors, thank you for your investment in Apple. We appreciate your continued support for the Company, its people, and its mission of enriching lives through products, services, and experiences that push the boundaries of what's possible.

Apple's leaders have consistently delivered strong results, while charting a course for its future success. Ensuring that Apple continues to benefit from a talented and exceptional leadership team is a key focus for this committee. We frequently engage with shareholders as part of our annual executive compensation program review, including the compensation of Apple's CEO, Tim Cook.

Tim has led Apple through a time of unparalleled innovation, while making the Company's values central to all of its work. We previously stated our intention to set Tim's compensation between the 80th and 90th percentiles of target CEO pay at Apple's primary peer companies going forward given Apple's relative size, scope, and performance. Shareholders overwhelmingly supported this change, and Tim's 2024 target compensation falls within this targeted range, while recognizing his outstanding contributions to Apple, taking the Company to new heights with his vision and remarkable leadership.

Our committee is also focused on supporting management in the design and administration of total rewards programs that impact more than 160,000 team members across Apple. These programs are at the heart of every team member's Apple experience, and critical to Apple's ability to successfully recruit, hire, and retain experts who are the best at what they do, while contributing to Apple's culture of excellence.

We appreciate the ongoing support from and dialogue with Apple's community of shareholders, and look forward to continuing these engagements. Looking ahead, we're as committed as ever to doing our part to support Apple's teams and leadership in their constant pursuit of transformative innovation in service of a better world.

Sincerely,

Andrea Jung   Alex Gorsky   Art Levinson

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") explains the guiding principles, policies, and practices upon which our executive compensation program is based and the 2024 compensation paid to our named executive officers.

Summary of 2024 Named Executive Officer Compensation

We continued to achieve strong financial results for our shareholders by innovating and delivering powerful new hardware and software features for our customers. 2024 was an extraordinary year of innovation at Apple, highlighted by the launch of Apple Vision Pro and iPhone 16, and transformative new health features such as the Vitals app and sleep apnea notifications on Apple Watch. We also introduced new hearing aid software in our AirPods Pro 2 and launched the groundbreaking Apple Intelligence. We are immensely proud of our unwavering commitment to leaving the world better than we found it.

Motivating and retaining an exceptional leadership team is a key factor in Apple's long-term success. Our executive compensation program is designed to retain strong, values-driven leaders. We have clear guiding principles and sound compensation policies and practices that align the pay of our named executive officers with the Company's financial performance and shareholder returns, taking into consideration the size, scope, and success of Apple's business.

> ### Our 2024 Named Executive Officers
>
> **Tim Cook**
> Chief Executive Officer
>
> **Luca Maestri**
> Former Senior Vice President,
> Chief Financial Officer
>
> **Kate Adams**
> Senior Vice President,
> General Counsel and Secretary
>
> **Deirdre O'Brien**
> Senior Vice President,
> Retail + People
>
> **Jeff Williams**
> Chief Operating Officer

The compensation paid to our named executive officers in 2024 reflects and rewards their contributions to Apple's success and continues to demonstrate alignment with Apple's strong financial results and the interests of our shareholders. The vast majority of our named executive officers' compensation is at-risk and delivered through short-term cash incentives and long-term equity awards. For 2024, we reported net sales of $391 billion and operating income results of $123.2 billion, resulting in a maximum payout opportunity for each of our named executive officers under the Apple Inc. Executive Cash Incentive Plan (the "Cash Incentive Plan"). The performance-based equity awards that vested in 2024 reflected Apple's strong stock price performance for the fiscal year period from the start of 2021 through the end of 2023. Apple's total shareholder return relative to other companies in the S&P 500 ("Relative TSR") was at the 70.77th percentile for this performance period. As a result, in 2024, each of our named executive officers vested in 153% of the target performance-based RSUs granted in 2021.

Say on Pay Advisory Vote Results

At the 2024 Annual Meeting, 92% of votes cast on the Say on Pay advisory proposal were in favor of our executive compensation program, demonstrating significant shareholder support for the overall structure of our executive compensation program and the compensation paid to our named executive officers. In light of this strong shareholder support, the People and Compensation Committee did not make any changes to the structure of our executive compensation program during 2024 and maintained Mr. Cook's total target compensation between the 80th to 90th percentile range of target CEO pay at our 2024 primary peer companies given our relative size, scope, and performance.

Executive Compensation Policies and Practices

We are committed to sound executive compensation policies and practices, as highlighted in the following table.

Prohibition on hedging, pledging, and short sales	We prohibit short sales, transactions in derivatives, hedging, and pledging of Apple securities by our named executive officers.
Stock ownership guidelines	We have robust stock ownership guidelines for our named executive officers, including a ten times annual base salary requirement for our CEO.
Compensation recoupment policies	We have a policy for the recovery of any erroneously awarded performance-based incentive compensation, as required under Section 10D-1 of the Exchange Act and Nasdaq listing standards. In addition, we maintain a discretionary recoupment policy applicable to our named executive officers and our broader executive team that allows for recovery of annual cash incentives, time and performance-based equity awards, or other amounts that may be paid with respect to awards in certain events, including for certain acts of misconduct by our named executive officers.
No repricing	We do not allow repricing of stock options without shareholder approval.
No tax gross-ups on perquisites	We do not provide tax gross-ups for the limited perquisites provided to our named executive officers. For security and efficiency purposes, Mr. Cook is required by the Board to use private aircraft for all business and personal travel and is provided personal security services.
No change of control payments	We do not provide change of control payments or gross-ups of related excise taxes.
Vesting requirements for dividend equivalents	Dividend equivalents will not be paid unless and until the vesting and performance conditions for the underlying equity award are met.
At-will employment	We employ our named executive officers at will; our named executive officers do not have employment contracts.
No pension or other supplemental benefits	We do not provide pension, supplemental executive health or insurance benefits.
Annual compensation risk assessment	The People and Compensation Committee oversees an annual risk assessment of our compensation program.
Independent compensation consultant	The People and Compensation Committee directly retains an independent compensation consultant that performs no services for Apple other than services for the People and Compensation Committee.

Guiding Compensation Principles

Our executive compensation program is designed to motivate and reward outstanding financial performance, retain strong, values-driven leaders, and promote teamwork in a straightforward and effective way. Our clear guiding principles and sound compensation policies and practices align the pay of our named executive officers with Company performance, taking into consideration the size, scope, and success of Apple's business.

Team-Based Approach

We apply a unique team-based approach to the compensation of our named executive officers to emphasize their shared responsibility for Apple's overall success. This approach recognizes the exceptional experience, leadership, and value each of our named executive officers contributes to Apple's leadership team, with CEO compensation awarded at a higher level to reflect the additional scope and complexity of that role.

Performance Expectations

The vast majority of our executive pay is tied to performance to ensure alignment with the long-term interests of shareholders. Each year, we establish clear, quantitative financial goals and values-driven performance expectations for our named executive officers that are intended to drive Apple's overall success.

Emphasis on Long-Term Equity Awards

We emphasize long-term performance, retention, and alignment between the interests of our named executive officers and those of our shareholders by allocating a significant portion of our named executive officers' compensation to long-term equity awards. Performance-based RSUs reward long-term out-performance relative to other companies. Time-based RSUs are also an important component of long-term equity awards because they promote stability and retention of our exceptional leadership team while vesting over a longer time frame of approximately 4.5 years.

People and Compensation Committee Priorities when Setting Executive Compensation

- Managing Apple for the long term
- Aligning pay with performance
- Retaining exceptional, values-driven leaders
- Responding to shareholders' interests and feedback
- Maintaining Apple's unique team-based approach

Executive Compensation Decision-Making Process

Establishing appropriate compensation and incentive opportunities for our named executive officers is a core responsibility of the People and Compensation Committee. The People and Compensation Committee consists entirely of independent directors who review and approve the compensation and incentives of Apple's named executive officers each year. It also administers Apple's employee equity compensation plans. The People and Compensation Committee may delegate its authority under its charter to Apple's officers or employees, or any of its individual members, except to the extent otherwise prohibited by applicable law, or SEC or Nasdaq rules. The People and Compensation Committee's authority to grant equity awards under our discretionary stock programs or to take any other action with respect to equity awards (other than the performance of ministerial duties) may not be delegated to Apple's management or others.

The People and Compensation Committee reviews Apple's executive compensation program each year and considers a variety of factors in setting total target compensation values and structure, including shareholder interests; the size, scope, and success of Apple; evolving compensation trends; and Apple's financial goals. It also evaluates shareholder feedback, as well as the views of its independent compensation consultant and management. However, the People and Compensation Committee makes final decisions regarding the compensation granted to our named executive officers based on our guiding compensation principles noted above and makes changes to our executive compensation program based on its own business judgment.

Role of Peer Groups

The People and Compensation Committee reviews and approves the composition of a primary peer group each year to serve as the market reference point for compensation opportunity comparison purposes, to inform its decision-making process, and to set total target compensation levels that it believes are competitive and commensurate with Apple's relative size, scope, and success.

Apple remains significantly larger than most other companies with $391 billion in revenue for 2024 and market capitalization of $3.463 trillion, as of the last trading day of 2024. This was approximately 4 times the revenue and 9 times the market capitalization of the median peer companies in our 2024 peer group, which were $93 billion for revenue and $380 billion for market capitalization, respectively.

The People and Compensation Committee previously stated its intention to set Mr. Cook's total target compensation between the 80th and 90th percentiles relative to the annualized target CEO pay of our primary peer group companies for 2024 and future years. This pay positioning reflects many factors, including Apple's exceptional performance under Mr. Cook's leadership, Apple's size and scope, and shareholder feedback. The People and Compensation Committee does not otherwise set compensation components for its named executive officers to meet specific benchmarks as compared to peer companies.

Apple v. 2024 Primary Peer Companies



● Primary Peer   ▲ Median Primary Peer-Revenue   ■ Median Primary Peer-Market Capitalization

Revenue is based on the trailing 12 months revenue for Apple and each of our primary peers ending closest to our 2024 fiscal year-end. Market capitalization for our primary peers is the amount reported by Bloomberg L.P. as of September 27, 2024, the last trading day of 2024.

Our primary peer group consists of large U.S.-based, stand-alone, publicly traded companies in the technology, media, and internet services industries that, in the People and Compensation Committee's view, compete with Apple for talent. The threshold revenue and market capitalization requirements for a company to be considered for the primary peer group for 2024 were $20 billion and $100 billion, respectively, at the time the 2024 peer group was set in May 2023. Based on the above criteria, the People and Compensation Committee added NVIDIA Corporation to the primary peer group for 2024. The 2024 primary peer group included Alphabet, Amazon, AT&T, Cisco, Comcast, Disney, Intel, Mastercard, Meta, Microsoft, Netflix, NVIDIA, Oracle, Qualcomm, Salesforce, Tesla, Verizon, Visa and Warner Bros. Discovery.

The People and Compensation Committee made changes to our primary peer group in May 2024 for purposes of assessing the competitiveness of 2024 total target compensation for our named executive officers and benchmarking 2025 CEO compensation. The chart below lists the companies in our current primary peer group.

Current Primary Peer Group

Alphabet	Cisco	Mastercard	NVIDIA	Verizon
Amazon	Comcast	Meta	Oracle	Visa
AT&T	Disney	Microsoft	Qualcomm	Warner Bros. Discovery
Broadcom	Intel	Netflix	Salesforce	

A secondary peer group of companies that have iconic brands or are industry or category leaders, rely on significant research and development and innovation for growth, and require highly-skilled employees has been developed as an additional reference set to assess pay practices but not to benchmark pay levels or structure. Our current secondary peer group includes AbbVie, Coca-Cola, Johnson & Johnson, Nike, Pfizer, Procter & Gamble, Starbucks and UnitedHealth Group.

CEO Peer Pay Positioning

The People and Compensation Committee reviewed Mr. Cook's performance, an analysis of annualized total target compensation of CEOs in our primary peer group, and consulted with its independent compensation consultant prior to setting Mr. Cook's 2024 total target compensation, which remains within the 80th to 90th percentile of our 2024 primary peer group. Mr. Cook's performance, as well as Apple's significant size and scope, support the positioning of Mr. Cook's total target compensation within this targeted range.

To determine Mr. Cook's total target compensation relative to other CEOs in Apple's 2024 primary peer group, the People and Compensation Committee considered the annualized total target compensation opportunities (which includes base salary, target cash incentive opportunities, and target value of equity awards) for CEOs at each of the primary peer companies using publicly available filings. Any primary peer companies with CEOs that did not receive direct incentive compensation were excluded from the analysis, and certain assumptions and estimates were made, in consultation with the People and Compensation Committee's independent compensation consultant, regarding the accounting values of the most recently granted long-term equity awards based on information and filings that were available at that time. In addition, long-term equity awards were annualized to account for variability in granting practices. As a result, the values for total target compensation used in the analysis may differ from proxy reported summary compensation table values, which reflect base salary, earned cash incentives, and the accounting grant date value of equity awards as calculated in accordance with FASB ASC 718.

The Role of the Compensation Consultant

The People and Compensation Committee selects and retains the services of its own independent compensation consultant and annually reviews the consultant's performance. As part of the review process, the People and Compensation Committee considers the independence of the consultant in accordance with SEC and Nasdaq rules.

During 2024, the People and Compensation Committee's independent compensation consultant, Pay Governance, provided no services to Apple other than services for the People and Compensation Committee and worked with Apple's management, as directed by the People and Compensation Committee, only on matters for which the People and Compensation Committee is responsible. At the People and Compensation Committee's request, Pay Governance regularly attends the People and Compensation Committee meetings. Pay Governance also communicates with the members of the People and Compensation Committee outside committee meetings regarding matters related to the People and Compensation Committee's responsibilities.

In 2024, the People and Compensation Committee generally sought input from Pay Governance on Apple's compensation programs, including: external market factors; the adoption of the Rule 10D-1 recovery policy for the recoupment of erroneously awarded performance-based incentive compensation; shareholder engagement; environmental, social, and governance performance metrics; overall compensation program design; evolving compensation trends; appropriate market reference points; and market compensation data. Pay Governance also consulted with the Committee regarding the amount and form of compensation for our CEO and other named executive officers.

The Role of the Chief Executive Officer

At the People and Compensation Committee's request, Mr. Cook provides input regarding the performance and compensation of the other named executive officers. The People and Compensation Committee considers Mr. Cook's evaluation and his direct knowledge of each named executive officer's performance and contributions when setting compensation. Mr. Cook is not present during People and Compensation Committee deliberations or voting regarding his own compensation.

The Role of Shareholders

Shareholders are provided the opportunity to cast an annual Say on Pay advisory vote on the compensation of our named executive officers. Shareholder feedback is an important part of the compensation-setting process. Apple has a long history of proactively engaging with shareholders throughout the year to understand their perspectives on significant issues, including Company performance and strategy, executive compensation, human capital management, and environmental, social, and corporate governance matters. The People and Compensation Committee values the views of our shareholders as expressed both through annual Say on Pay advisory votes and our ongoing outreach and engagement process.

At the 2024 Annual Meeting, 92% of votes cast on the Say on Pay advisory proposal supported our named executive compensation program. The People and Compensation Committee regularly gathers and considers shareholder feedback and the results of Say on Pay votes when setting compensation for our named executive officers.

Components of Named Executive Officer Total Target Compensation

The total target compensation of our named executive officers has three basic components: annual base salary, annual cash incentive, and long-term equity awards.

Annual Base Salary

Base salary is a customary, fixed element of compensation intended to attract and retain executives. When setting the annual base salaries of our named executive officers, the People and Compensation Committee considers market data provided by its independent compensation consultant, and Apple's financial performance and size relative to peer companies.

The annual base salaries for our named executive officers did not change for 2024.

Annual Cash Incentive

Our annual cash incentive program is a performance-based, at-risk component of our named executive officers' compensation. Short-term cash incentive awards are granted under the Cash Incentive Plan. Variable payouts are designed to motivate our named executive officers to deliver strong annual financial results while advancing Apple values and key community initiatives. Additional details regarding the Cash Incentive Plan for 2024 can be found below in the section entitled "Cash Incentive Plan – 2024 Financial Performance Measures and Payout Opportunities."

The structure and payout opportunities under the Cash Incentive Plan did not change for 2024.

Long-Term Equity Awards

We pay for performance and manage Apple for the long term. Consistent with this approach and our guiding compensation principles, the vast majority of our named executive officers' annual compensation is granted in the form of long-term equity incentives that emphasize long-term shareholder value creation and the retention of a strong executive leadership team through a mix of performance-based and time-based RSU awards. Additional details regarding these awards and the performance-based RSUs that vested in 2024 can be found below in the section entitled "2024 Long-Term Equity Awards and Results."

RSU awards with performance-based vesting are a substantial, at-risk component of our named executive officers' compensation tied to Apple's long-term performance. The number of performance-based RSUs that vest depends entirely on Apple's Relative TSR to the other companies in the S&P 500 for the performance period. The People and Compensation Committee chose Relative TSR, as it continues to be an objective and meaningful metric to evaluate our performance against the performance of other large companies and to align the interests of our named executive officers with the interests of our shareholders in creating long-term value.

RSU awards with time-based vesting align the interests of our named executive officers with the interests of our shareholders by promoting the stability and retention of a high-performing executive team over the longer term. Vesting schedules for the time-based awards granted to our named executive officers are generally longer than those at our peer companies, as described in the section entitled "2024 Long-Term Equity Awards and Results."

Summary of CEO Total Target Compensation

The People and Compensation Committee evaluates our executive compensation program and the total target value of Mr. Cook's compensation prior to the start of each fiscal year. In determining the appropriate amount of each compensation component for 2024, the People and Compensation Committee considered numerous factors with the Board and its independent compensation consultant, including Mr. Cook's outstanding leadership, the immense scope and complexity of his role as Apple's CEO, the Board's confidence in his long-term strategic decisions, the Company's financial results delivered during 2023, and shareholder feedback supportive of a total target compensation range between the 80th and 90th percentiles of the annualized total target CEO pay at the companies in our primary peer group. Balancing the size, scope and performance of Apple relative to our primary peer group, Mr. Cook's own pay positioning relative to the CEOs in our primary peer group, and a desire to continue to create meaningful performance and retention incentives, the People and Compensation Committee set Mr. Cook's total target compensation for 2024 as set forth below.

2024 Total Target CEO Compensation: $59 million

Base Salary: $3 million

Mr. Cook's base salary has remained the same since 2016

Cash Incentive Plan Opportunity: $6 million

Mr. Cook's target Cash Incentive Plan opportunity for 2024 remained at 200% of his base salary

Target Equity Award Value: $50 million

Award Mix: 75/25

Mr. Cook was granted an equity award with 75% of the equity award subject to performance-based vesting and 25% of the equity award subject to time-based vesting



Equity awards granted to Mr. Cook are designed to focus on Apple's long-term strategy and performance while creating meaningful incentives aligned with the long-term interests of our shareholders. During his tenure, the substantial majority of Mr. Cook's compensation has been delivered through long-term equity awards and the size of the equity awards, he has been granted aligns with Apple's growth, success, and the tremendous value delivered to our shareholders under his leadership. Since Mr. Cook was promoted to CEO in 2011 and through the end of 2024, Apple's cumulative TSR increased approximately 1,908%, significantly outpacing the S&P 500, and Apple's market capitalization grew by more than $3 trillion.

Upon review of the relevant primary peer CEO benchmark data for 2024, Mr. Cook's 2023 pay would have been positioned near the low end of the desired range. The People and Compensation Committee recognized the growth and success Mr. Cook delivered to shareholders for more than a decade as CEO and the impact his leadership has on the company's short-term and long-term success. As a result, the People and Compensation Committee determined to continue to emphasize long-term shareholder alignment and increase the target value of his equity award for 2024 from $40 million to $50 million ("2024 Equity Award"). The People and Compensation Committee maintained the same equity award structure and weightings for the 2024 Equity Award as his 2023 equity awards, delivering 75% of the target equity award value in the form of performance-based RSUs. No changes were made to the amount of Mr. Cook's base salary or annual cash incentive payout opportunity for 2024. As a result, Mr. Cook's total target compensation for 2024 was set in the upper half of, but within, the desired pay positioning range.

The People and Compensation Committee reviewed the primary peer CEO benchmark data and considered Mr. Cook's continued exceptional performance when evaluating Mr. Cook's total target compensation and our executive compensation program for 2025, and made no changes to the amount or structure of Mr. Cook's 2025 total target compensation.

Summary of Other Named Executive Officer Total Target Compensation

The total target compensation of our four other named executive officers, Luca Maestri, Kate Adams, Deirdre O'Brien, and Jeff Williams, similarly reflects the three basic components of our executive compensation program in a straightforward and effective way.

Taking into account individual and Company performance, as well as shareholder feedback, which has consistently confirmed support for the amount and structure of our other named executive officers' compensation, the People and Compensation Committee decided to maintain the same level of base salary, Cash Incentive Plan opportunity, and equity award value for each of our other named executive officers for 2024. The People and Compensation Committee determined that the target compensation of these named executive officers remains competitive and continues to be commensurate with Apple's performance and significantly larger size and scope compared to other companies, and is appropriately aligned with our guiding principles and the scope of each named executive officer's role.



2024 Total Target Compensation: $23 million

Base Salary: $1 million

The annual base salaries for our named executive officers did not change for 2024

Cash Incentive Plan Opportunity: $2 million

Our named executive officers' target Cash Incentive Plan opportunity for 2024 remained unchanged at 200% of their base salary

Target Equity Award Value: $20 million

Award Mix: 50/50

Our named executive officers were granted a balanced equity award, with 50% of the equity award subject to performance-based vesting and 50% subject to time-based vesting, to encourage long-term performance, retention, and alignment with shareholders' interests

Additional details regarding our named executive officers' 2024 compensation can be found below in the sections entitled "Cash Incentive Plan - 2024 Financial Performance Measures and Payout Opportunities" and "2024 Long-Term Equity Awards and Results."

2025 CFO Transition

In August 2024, as part of a planned succession, Apple announced that Luca Maestri would transition from the CFO role, and Kevan Parekh, who previously served as Apple's Vice President, Financial Planning and Analysis, would become Apple's CFO and join the executive team on January 1, 2025. Mr. Maestri continues to report to Mr. Cook and lead Apple's Corporate Services teams. Mr. Parekh's 2025 total target compensation has the same structure of our other named executive officers' 2025 compensation, including base salary, Cash Incentive Plan opportunity and long-term equity awards, with the amounts pro-rated based on his time in each role during fiscal 2025.

Cash Incentive Plan – 2024 Financial Performance Measures and Payout Opportunities

Our Cash Incentive Plan awards are designed to motivate and reward our named executive officers for delivering strong performance against annual financial goals and values-driven performance expectations. As in prior years, the People and Compensation Committee chose net sales and operating income, calculated in accordance with generally accepted accounting principles, as the financial performance measures for the 2024 Cash Incentive Plan awards. Net sales and operating income continue to reflect commonly recognized key measures of overall Company performance and profitability and are drivers of shareholder value creation.

Payouts for our named executive officers under the Cash Incentive Plan are first determined quantitatively based on an equal weighting of the net sales and operating income performance measures. The target payout opportunity for each of the net sales and operating income performance measures is 100% of annual base salary for our named executive officers. Threshold performance results in a payout equal to 50% of target and maximum performance results in a payout equal to 200% of target for each of the performance measures. If the threshold goal is not achieved for a financial performance measure, there is no payout for that measure. The total payout opportunity for each financial performance measure is capped at 200%. Payouts for our named executive officers are linearly interpolated for achievement between goal levels.

The People and Compensation Committee primarily considers factors relevant to the current fiscal year when it sets the net sales and operating income goals for the annual Cash Incentive Plan awards because each year presents a unique set of challenges and business conditions for our executives to navigate. Financial results from prior years are used as a reference point, but the annual goals are set primarily to align pay with performance that would reflect strong financial results commensurate with the projected business and economic conditions for the current fiscal year.

2024 Financial Performance Goals and Results



As part of its goal-setting process for 2024, the People and Compensation Committee assessed a range of business scenarios that could impact net sales and operating income results for the year, considering multiple factors. These factors included taking into account the additional fiscal week in the prior fiscal year, anticipated foreign currency headwinds and the ongoing uneven macroeconomic environment. Accordingly, the People and Compensation Committee determined that focusing on the underlying business performance, rather than the absolute growth rates, was an appropriate method of evaluating the 2024 performance goals and set the Cash Incentive Plan goals for the year at appropriately rigorous levels. The threshold goals represented the minimum level of achievement for a named executive officer to receive an annual cash incentive payout. The target goals represented an underlying growth rate that, while challenging to achieve based on the considerations noted above, would also represent strong financial performance on an underlying basis commensurate with the target payout opportunity. The maximum goals represent exceptional financial performance for the year, based on the business scenarios considered.

For 2024, we reported net sales of $391 billion and operating income of $123.2 billion, representing a year-over-year increase of two percent ($7.7 billion) and eight percent ($6.9 billion), respectively. These achievements resulted in a maximum payout opportunity of 200%.

Annual Assessment of the Progress Across Apple Values and Key Community Initiatives

We believe that business can and should be a force for good. Achieving that vision requires innovation, collaboration, and a focus on serving others. It also means leading with our values in the technology that we make, the way we make it, and how we treat people and the planet we all share. To support our leadership advance these ambitions, the Cash Incentive Plan includes a modifier based on our named executive officers' efforts to promote our values and key community initiatives. After the People and Compensation Committee determines the preliminary payout opportunity based on our net sales and operating income performance measures, it may apply a modifier to the preliminary payout opportunity of up to 10% upwards or downwards, or determine not to make any adjustment at all. The Cash Incentive Plan award is subject to an overall cap on each of the named executive officers' payout of 200% of the total target payout opportunity, regardless of the result of the People and Compensation Committee's value assessment.

In 2024, we exceeded our maximum net sales and operating income performance measures for the Cash Incentive Plan. The People and Compensation Committee reviewed with management an extensive scorecard for each Apple value and key community initiative to inform its overall values assessment. Each scorecard included a long-term vision, 2024 areas of focus, highlights, including qualitative and quantitative data to measure progress, areas of opportunity, and management's assessment of our overall progress to advance each value and key community initiative. Despite the significant progress across our values and community initiatives, the People and Compensation Committee determined not to modify the total target payout opportunity, since the calculated bonus was at the maximum level.

2024 Cash Incentive Plan Payouts

Our 2024 net sales and operating income results exceeded the maximum financial goals, resulting in a maximum bonus payout opportunity for each named executive officer. The People and Compensation Committee did not modify the payout due to its positive assessment of the actions taken to advance our values and key community initiatives in 2024 and awarded cash incentive payouts equal to 200% of the total target payout opportunity to each of our named executive officers.

2024 Long-Term Equity Awards and Results

When setting the value of equity awards for our named executive officers, the People and Compensation Committee considers the size and performance of Apple relative to peer companies, and the scope of our named executive officers' roles. Each named executive officer other than Mr. Cook was granted a long-term equity award on October 1, 2023 of 50% performance-based and 50% time-based RSUs. Mr. Cook was granted a long-term equity award on October 1, 2023 of 75% performance-based and 25% time-based RSUs.

The equity awards granted in 2024 were granted under, and subject to, the terms of the Apple Inc. 2022 Employee Stock Plan (the "2022 Plan"). The People and Compensation Committee administers the 2022 Plan.

2024 Time-Based RSUs

Equity awards with time-based vesting align the interests of our named executive officers with the interests of our shareholders by promoting the stability and retention of a high-performing executive team over the longer term. Based on analysis from the People and Compensation Committee's independent compensation consultant, we believe that the vesting schedules for time-based RSUs granted to our named executive officers are generally longer than those at our peer companies and companies in the broader market.

Time-based RSUs granted to our named executive officers on October 1, 2023 will vest in three equal annual installments over approximately four and one-half years, with the first installment vesting on April 1, 2026 (approximately two and one-half years following the grant date), subject to the award agreements. The number of time-based RSUs granted to Mr. Cook was determined by dividing the target value of $12.5 million by the closing stock price on the date of grant. The number of time-based RSUs granted to Ms. Adams, Mr. Maestri, Ms. O'Brien, and Mr. Williams was determined by dividing the target value of $10 million by the closing stock price on the date of grant. The grant date fair value for these RSUs is reported in the "Summary Compensation Table—2024, 2023, and 2022."

2024 Performance-Based RSUs

The People and Compensation Committee continued to use Relative TSR as the metric for performance-based RSUs granted during 2024, with the S&P 500 as the comparative group because it continues to be an objective and meaningful metric to evaluate our performance against the performance of other large companies and aligns the interests of our named executive officers with the interests of our shareholders in creating long-term value.

Performance-based RSUs are a substantial, at-risk component of our named executive officers' compensation tied to Apple's long-term performance. The number of performance-based RSUs that vest, if any, depends entirely on Relative TSR for the applicable performance period. To earn the target number of performance-based RSUs, Apple must achieve above-median performance at the 55th percentile of the S&P 500.

We measure Relative TSR based on the change in each company's stock price during the applicable performance period, taking into account any dividends paid during that period, which are assumed to be reinvested in the stock. A 20-trading-day averaging period is used to determine the beginning and ending stock price values used to calculate the total shareholder return of Apple and the other companies in the S&P 500. The 20-day trading averaging period mitigates the impact on the long-term Relative TSR results of one-day or short-term stock price fluctuations at the beginning or end of the performance period. The change in stock price value from the beginning to the end of the period is divided by the beginning stock price value to determine TSR.

The performance-based RSUs granted on October 1, 2023, have a three-year performance period from the beginning of 2024 through the end of 2026. Subject to the terms of the award agreements, between zero and 200% of the target number of performance-based RSUs will vest on October 1, 2026, depending on Apple's Relative TSR percentile ranking for the performance period, as follows:

Relative TSR Percentile v. S&P 500 Companies	Performance-Based RSUs Vesting as a Percentage of Target
85th Percentile or above	200%
55th Percentile	100%
25th Percentile	25%
Below 25th	0%

If Apple's TSR for the performance period is negative, the number of performance-based RSUs that vest will be capped at 100% of the target regardless of our percentile ranking. If Apple's Relative TSR percentile ranking is above the 25th percentile and between the other levels shown in the table above, the portion of the performance-based RSUs that vest will be linearly interpolated between the two nearest vesting percentages.

The target number of performance-based RSUs granted to Mr. Cook was determined by dividing the target value of $37.5 million by the closing stock price on the date of grant. The target number of performance-based RSUs granted to Ms. Adams, Mr. Maestri, Ms. O'Brien, and Mr. Williams was determined by dividing the target value of $10 million by the closing stock price on the date of grant. The grant date fair values of these RSUs are reported in the "Summary Compensation Table—2024, 2023, and 2022."

Dividend Equivalents

All equity awards granted to our employees in 2024 have dividend equivalent rights. The dividend equivalents will only pay out if and to the extent that the time-based vesting and performance-based vesting conditions have been met for the underlying RSUs.

Performance-Based RSU 2024 Results

On October 1, 2023, Mr. Cook, Ms. Adams, Mr. Maestri, Ms. O'Brien, and Mr. Williams each vested in performance-based RSUs that were granted on September 27, 2020. Between zero and 200% of the target number of these performance-based RSUs were scheduled to vest based on Apple's Relative TSR percentile ranking for the applicable performance period, with a maximum 200% vesting for performance at or above the 85th percentile.

For the three-year performance period from September 27, 2020 through September 30, 2023, Ms. Adams, Mr. Maestri, Ms. O'Brien, and Mr. Williams each vested in 136,268 performance-based RSUs, and Mr. Cook vested in 511,000 performance-based RSUs, in each case representing 153% of the target number of performance-based RSUs granted.

	Relative TSR Percentile Ranking for Three-Year Performance Period	TSR Results for Three-Year Performance Period
Apple	**70.77th Percentile**	**54.09%**
S&P 500 Companies	85th Percentile	87.50%
	55th Percentile	30.60%
	25th Percentile	-0.17%
	Below 25th	< -0.17%

Other Compensation and Benefits

Our named executive officers are also eligible to participate in our Apple Inc. Employee Stock Purchase Plan ("ESPP"), health and welfare programs, 401(k) plan, tenure-based service awards, matching gifts, vacation cash-out, product discount, and other compensation and benefit programs on the same basis as other employees. Items or services provided to our named executive officers that may be considered perquisites are limited, as discussed below and reported in "Summary Compensation Table—2024, 2023, and 2022."

Deferred Compensation Plan

Our named executive officers are eligible to defer a portion of their base salary and their annual Cash Incentive Plan payout opportunity under the terms of the Deferred Compensation Plan, as discussed below in "Non-Qualified Deferred Compensation – 2024."

Other Personal Benefits

We provide risk-based, business-related, and personal security services for our employees, including our named executive officers, as determined to be appropriate by our security team. We consider the security measures provided to our named executive officers to be reasonable and necessary expenses for the benefit of Apple and not a personal benefit. In the interests of security and efficiency based on our global profile and the highly visible nature of Mr. Cook's role as CEO, the Board also requires that Mr. Cook use private aircraft for all business and personal travel. Mr. Cook recognizes imputed taxable income and is not provided a tax reimbursement for personal use of private aircraft. On occasion, our named executive officers, and personal guests, may attend company-sponsored or business-related entertainment events. Although their attendance serves a business purpose, it may not be directly related to their role and responsibilities. As a result, our named executive officers may recognize imputed taxable income related to their attendance at such events depending on their respective roles and responsibilities, and we do not provide an associated tax reimbursement or gross-up. In accordance with SEC disclosure rules, the aggregate incremental costs associated with these activities, if any, is reported in the "Summary Compensation Table—2024, 2023, and 2022."

Compensation Upon Termination of Employment

Our named executive officers do not have employment contracts or guaranteed cash severance arrangements and are not entitled to acceleration of their equity awards or any other payments upon a change in control.

The time-based RSU agreements for all our employees, including Mr. Cook, generally provide for full accelerated vesting upon a termination due to death unless otherwise necessary or required to address certain foreign laws. The time-based RSU agreements for all our employees, other than Mr. Cook, provide for pro-rata accelerated vesting upon a termination due to disability. The performance-based RSU award agreements for our named executive officers, other than Mr. Cook, provide for pro rata accelerated vesting upon a termination due to death or disability.

The time and performance-based RSU agreements for Mr. Cook provide for continued full vesting upon a termination due to disability with settlement occurring on the originally scheduled vesting dates. Mr. Cook's outstanding equity awards include a retirement vesting provision approved by the People and Compensation Committee in recognition of the unique impact of his leadership decisions on the long-term growth and success of Apple and to facilitate thoughtful succession planning when appropriate. Retirement is defined as a termination of employment after reaching at least 60 years of age and completing at least 10 years of service with Apple. Mr. Cook has met these requirements.

In the event of Mr. Cook's termination due to retirement on or after the first anniversary of the grant date, his 2024 time-based RSUs are structured to vest on a pro rata basis based on the length of his employment between the grant date and his termination date. Unless otherwise determined by the People and Compensation Committee, Mr. Cook's outstanding performance-based RSU agreements provide for a continued right to receive the full number of earned shares underlying the performance-based RSUs on the original vesting dates upon a termination due to death, disability, or termination of employment due to retirement that occurs on or after the first anniversary of the grant date. If Mr. Cook retires on or after the first anniversary of the grant date, the shares underlying his time-based and performance-based RSU awards will be released on the originally scheduled vesting date, subject to the attainment of the performance goals for the performance-based RSUs. The delivery of the vested shares underlying Mr. Cook's equity awards and any dividend equivalents that have accrued on such awards are not accelerated upon retirement.

Governance and Other Considerations

Recoupment of Compensation

The terms of all outstanding time-based and performance-based RSU awards held by our named executive officers in 2024 allow us to recoup any shares or other amounts that may be paid in respect of RSUs if a named executive officer engages in certain acts of misconduct. The compensation recoupment policy also applies to the awards and payouts granted under the Cash Incentive Plan to our named executive officers. Apple may recover compensation in the event a named executive officer commits a felony while employed by Apple or if Apple is required to prepare an accounting restatement as a result of the named executive officer's misconduct. Apple may also recover compensation in the event a named executive officer, while employed by Apple or at any time thereafter, engages in a breach of confidentiality; materially breaches any agreement with Apple; or commits an act of theft, embezzlement or fraud. Apple also adopted a recovery policy in accordance with Section 10D-1 of the Exchange Act and Nasdaq listing standards, which mandate the recovery of certain erroneously paid performance-based incentive compensation that may be received by our Section 16 officers on or after October 2, 2023 and during the three completed fiscal years immediately prior to the fiscal year in which a financial restatement determination is made if Apple has a qualifying financial restatement, subject to limited exceptions.

Prohibition on Hedging, Pledging, and Short Sales

We prohibit short sales, hedging, and transactions in derivatives of Apple securities for all Apple personnel, including directors, officers, employees, independent contractors, and consultants. In addition, we prohibit pledging of Apple stock as collateral by directors and executive officers of Apple. We allow for certain portfolio diversification transactions, such as investments in exchange funds.

Stock Ownership Guidelines

Under our stock ownership guidelines, Mr. Cook is expected to own shares of Apple stock that have a value equal to 10 times his annual base salary. All other executive officers are expected to own shares that have a value equal to three times their annual base salary within five years of the officer first becoming subject to the guidelines. Shares may be owned directly by the individual, owned jointly with or separately by the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children. Currently, each 2024 named executive officer holds shares in excess of these guidelines.

Equity Award Grant Practices

Equity awards are discretionary and are generally granted to our named executive officers on the first day of the applicable fiscal year. In certain circumstances, including the hiring or promotion of an officer, the People and Compensation Committee may approve grants to be effective at other times. Apple does not currently grant stock options to its employees. Eligible employees, including our named executive officers, may voluntarily enroll in the ESPP and receive an option to purchase shares at a discount using payroll deductions accumulated during the prior six-month period. Purchase dates under the ESPP are generally the last trading day in July and January. The People and Compensation Committee did not take material nonpublic information into account when determining the timing and terms of equity awards in 2024, and Apple does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Risk Considerations

In establishing and reviewing Apple's executive compensation program, the People and Compensation Committee considers whether the program encourages unnecessary or excessive risk-taking and has concluded that it does not. See the section entitled "Corporate Governance–Board Oversight" above for an additional discussion of risk considerations.

People and Compensation Committee Report

The People and Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis. Based on this review and discussion, the People and Compensation Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this Proxy Statement for the Annual Meeting.

Members of the People and Compensation Committee

Andrea Jung (Chair)   **Alex Gorsky**   **Art Levinson**

Executive Compensation Tables

Summary Compensation Table—2024, 2023, and 2022

The following table, footnotes, and related narrative show information regarding the total compensation of each named executive officer for 2024, 2023, and 2022.

Name and Principal Position	Year	Salary ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation ($)	Total ($)
Tim Cook Chief Executive Officer	2024	3,000,000	58,088,946	12,000,000	1,520,856 [3][4]	74,609,802
	2023	3,000,000	46,970,283	10,713,450	2,526,112	63,209,845
	2022	3,000,000	82,994,164	12,000,000	1,425,933	99,420,097
Luca Maestri Former Senior Vice President, Chief Financial Officer	2024	1,000,000	22,157,075	4,000,000	22,182 [4][5]	27,179,257
	2023	1,000,000	22,323,641	3,571,150	41,092	26,935,883
	2022	1,000,000	22,132,015	4,000,000	19,783	27,151,798
Kate Adams Senior Vice President, General Counsel and Secretary	2024	1,000,000	22,157,075	4,000,000	22,182 [4][5]	27,179,257
	2023	1,000,000	22,323,641	3,571,150	46,914	26,941,705
	2022	1,000,000	22,132,015	4,000,000	15,208	27,147,223
Deirdre O'Brien Senior Vice President, Retail + People	2024	1,000,000	22,157,075	4,000,000	22,182 [4][6]	27,179,257
	2023	1,000,000	22,323,641	3,571,150	42,219	26,937,010
	2022	1,000,000	22,132,015	4,000,000	19,783	27,151,798
Jeff Williams Chief Operating Officer	2024	1,000,000	22,157,075	4,000,000	20,737 [4][7]	27,177,812
	2023	1,000,000	22,323,641	3,571,150	66,435	26,961,226
	2022	1,000,000	22,132,015	4,000,000	18,337	27,150,352

(1)   The target grant value of Mr. Cook's long-term equity award was $50 million for 2024, $40 million for 2023, and $75 million for 2022. The target grant value of our other named executive officers' long-term equity awards was $20 million for each of 2024, 2023, and 2022. This column shows the grant date fair value for accounting purposes of the long-term equity awards granted to our named executive officers. The grant date fair value for time-based RSUs is measured in accordance with FASB ASC 718 and based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, as determined under FASB ASC 718, based on the probable outcome of the performance condition as of the grant date. The grant date fair value for each award may differ based on the applicable data, assumptions, and estimates used in the model. See footnote 1 to the table entitled "Grants of Plan-Based Awards—2024."

(2)   As described under "Executive Compensation—Compensation Discussion and Analysis," the named executive officers' Cash Incentive Plan awards are based on the performance of Apple relative to predetermined financial goals for the year and the performance of each individual named executive officer. The threshold, target, and maximum payout amounts for each named executive officer's Cash Incentive Plan payout opportunity for 2024 are shown in the table entitled "Grants of Plan-Based Awards—2024." In 2024, Apple's performance exceeded the maximum performance goals for both net sales and operating income, resulting in a final payout of 200% of the total target payout opportunity for each named executive officer.

(3) This amount represents: (i) Apple's contributions to Mr. Cook's account under the 401(k) plan in the amount of $20,700; (ii) term life insurance premiums paid by Apple in the amount of $2,964; (iii) vacation cash-out in the amount of $57,692; (iv) security expenses in the amount of $783,617, which represents the incremental cost to Apple for personal security services provided to Mr. Cook as determined by allocating both direct costs and a percentage of fixed costs incurred by Apple and used to provide such personal security services; and (v) personal air travel expenses in the amount of $655,883, which represent the incremental cost to Apple for Mr. Cook's personal use of private aircraft based on hourly flight charges and other variable costs incurred by Apple for such use, including variable fuel charges, departure fees, and landing fees. For security and efficiency reasons, the Board requires Mr. Cook to use private aircraft for all business and personal travel.

(4) As noted in the "Other Compensation and Benefits" section of the CD&A, certain benefits included in this column as "All Other Compensation," including matching contributions under the 401(k) plan, term life insurance, and vacation cash-out, are available to all U.S. employees of Apple on the same terms.

(5) This amount represents: (i) Apple's contributions to Mr. Maestri's account under the 401(k) plan in the amount of $20,700; and (ii) term life insurance premiums paid by Apple in the amount of $1,482.

(6) This amount represents: (i) Apple's contributions to Ms. Adams' account under the 401(k) plan in the amount of $20,700; and (ii) term life insurance premiums paid by Apple in the amount of $1,482.

(7) This amount represents: (i) Apple's contributions to Ms. O'Brien's account under the 401(k) plan in the amount of $20,700; and (ii) term life insurance premiums paid by Apple in the amount of $1,482.

(8) This amount represents: (i) Apple's contributions to Mr. Williams' account under the 401(k) plan in the amount of $20,700; and (ii) term life insurance premiums paid by Apple in the amount of $37.

The amounts in the salary and non-equity incentive plan compensation columns of the "Summary Compensation Table—2024, 2023, and 2022" reflect actual amounts earned or paid in the relevant years, while the amounts in the stock awards column reflect accounting values determined as of the date of grant. The tables entitled "Outstanding Equity Awards—2024" and "Stock Vested—2024" provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards. The "Summary Compensation Table—2024, 2023, and 2022" should be read in conjunction with the Compensation Discussion and Analysis and the subsequent tables and narrative descriptions.

Grants of Plan-Based Awards—2024

The following table shows information regarding the incentive awards granted to the named executive officers for 2024.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[1] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Tim Cook	Cash Incentive	—	3,000,000	6,000,000	12,000,000	—	—	—	—	—
	Performance-based RSUs	10/01/2023	—	—	—	54,758	219,030	438,060	—	45,588,904
	Time-based RSUs	10/01/2023	—	—	—	—	—	—	73,010	12,500,042
Luca Maestri	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	10/01/2023	—	—	—	14,602	58,408	116,816	—	12,157,041
	Time-based RSUs	10/01/2023	—	—	—	—	—	—	58,408	10,000,034
Kate Adams	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	10/01/2023	—	—	—	14,602	58,408	116,816	—	12,157,041
	Time-based RSUs	10/01/2023	—	—	—	—	—	—	58,408	10,000,034
Deirdre O'Brien	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	10/01/2023	—	—	—	14,602	58,408	116,816	—	12,157,041
	Time-based RSUs	10/01/2023	—	—	—	—	—	—	58,408	10,000,034
Jeff Williams	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	10/01/2023	—	—	—	14,602	58,408	116,816	—	12,157,041
	Time-based RSUs	10/01/2023	—	—	—	—	—	—	58,408	10,000,034

(1) The grant date fair value for time-based RSUs is calculated in accordance with FASB ASC 718 based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, determined under FASB ASC 718, incorporating the following assumptions:

		Assumptions		
Grant Date	Performance Period End Date	Expected Term (years)	Expected Volatility	Risk-Free Interest Rate
10/01/2023	9/26/2026	2.99	29.13%	4.75%

Apple used its historical stock prices as the basis for the volatility assumptions. The risk-free interest rates were based on U.S. Treasury rates in effect at the time of grant. The expected term was based on the time remaining in the performance period on the grant date.

Outstanding Equity Awards—2024

The following table shows information regarding the outstanding equity awards held by each of the named executive officers as of September 28, 2024.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Tim Cook	9/27/2020	111,329[2]	25,359,633	—	—
	9/26/2021	170,160[3]	38,760,746	255,241[4]	58,141,347
	9/25/2022	66,477[5]	15,142,796	199,429[5][6]	45,427,932
	10/01/2023	73,010[7]	16,630,948	219,030[6][7]	49,892,844
Luca Maestri	9/27/2020	29,688[8]	6,762,630	—	—
	9/26/2021	45,376[9]	10,336,199	68,065[10]	15,504,526
	9/25/2022	66,477[5]	15,142,796	66,477[5][6]	15,142,796
	10/01/2023	58,408[7]	13,304,758	58,408[6][7]	13,304,758
Kate Adams	9/27/2020	29,688[8]	6,762,630	—	—
	9/26/2021	45,376[9]	10,336,199	68,065[10]	15,504,526
	9/25/2022	66,477[5]	15,142,796	66,477[5][6]	15,142,796
	10/01/2023	58,408[7]	13,304,758	58,408[6][7]	13,304,758
Deirdre O'Brien	9/27/2020	29,688[8]	6,762,630	—	—
	9/26/2021	45,376[9]	10,336,199	68,065[10]	15,504,526
	9/25/2022	66,477[5]	15,142,796	66,477[5][6]	15,142,796
	10/01/2023	58,408[7]	13,304,758	58,408[6][7]	13,304,758
Jeff Williams	9/27/2020	29,688[8]	6,762,630	—	—
	9/26/2021	45,376[9]	10,336,199	68,065[10]	15,504,526
	9/25/2022	66,477[5]	15,142,796	66,477[5][6]	15,142,796
	10/01/2023	58,408[7]	13,304,758	58,408[6][7]	13,304,758

(1) The dollar amounts shown in these columns are determined by multiplying the number of shares or units shown in the preceding column by $227.79, the closing price of Apple's common stock on September 27, 2024, the last trading day of Apple's fiscal year.

(2) Subject to the terms of the award agreement, the remaining 111,329 time-based RSUs are scheduled to vest on April 1, 2025.

(3) 85,081 RSUs subject to this award were released on April 1, 2024, and subject to the terms of the award agreement, the remainder of the RSUs are scheduled to vest in two annual installments of 85,080, commencing on April 1, 2025.

(4) 187% of the 255,241 target number of performance-based RSUs subject to this award (totaling 477,301 performance-based RSUs) vested on October 1, 2024, based on Apple's Relative TSR compared to other companies in the S&P 500 over the relevant performance period.

(5) Subject to the terms of the award agreement, the time-based RSUs subject to this award are scheduled to vest in three annual installments commencing on April 1, 2025. Subject to the terms of the award agreement, the performance-based RSUs subject to this award are scheduled to vest on October 1, 2025, provided the applicable performance condition is satisfied.

(6) The target number of performance-based RSUs is shown. As described under "Executive Compensation—Compensation Discussion and Analysis," in each case, between 0% and 200% of the target number of performance-based RSUs may vest depending on Apple's Relative TSR compared to the other companies in the S&P 500 over the relevant performance period.

(7) Subject to the terms of the award agreement, the time-based RSUs subject to this award are scheduled to vest in three annual installments commencing on April 1, 2026. Subject to the terms of the award agreement, the performance-based RSUs subject to this award are scheduled to vest on October 1, 2026, provided the applicable performance condition is satisfied.

(8) Subject to the terms of the award agreement, the remaining 29,688 time-based RSUs are scheduled to vest on April 1, 2025.

(9) 22,689 RSUs subject to this award vested on April 1, 2024, and subject to the terms of the award agreement, the remainder of the RSUs are scheduled to vest in two annual installments of 22,688, commencing on April 1, 2025.

(10) 187% of the 68,065 target number of performance-based RSUs subject to this award (totaling 127,282 performance-based RSUs) vested on October 1, 2024, based on Apple's Relative TSR compared to other companies in the S&P 500 over the relevant performance period.

Stock Vested—2024

The following table shows information regarding the vesting during 2024 of RSUs previously granted to the named executive officers.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Tim Cook	707,410	122,808,793
Luca Maestri	249,577	43,351,279
Kate Adams	249,577	43,351,279
Deirdre O'Brien	249,577	43,351,279
Jeff Williams	249,577	43,351,279

(1) The dollar amounts shown in this column are determined by multiplying the number of shares acquired on vesting by the per-share closing price of Apple's common stock on the vesting date, plus dividend equivalents attributable to such shares in the amount of $1,924,891 for Mr. Cook and $754,906 for each of Ms. Adams, Mr. Maestri, Ms. O'Brien, and Mr. Williams.

Non-Qualified Deferred Compensation—2024

The following table shows information regarding the participation of our named executive officers in the Deferred Compensation Plan as of September 28, 2024.

Name	Executive Contributions ($)	Apple Contributions ($)	Aggregate Earnings ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at September 28, 2024 ($)
Tim Cook	236,538[1]	—	20,682	—	257,220
Kate Adams	1,785,575[2]	—	1,989,941	—	10,870,935[3]

(1) Reflects the portion of Mr. Cook's base salary for 2024 deferred and contributed to the Deferred Compensation Plan. The payment is reflected in the "Salary" column of the "Summary Compensation Table—2024, 2023, and 2022," under 2024, the year it would have been paid.

(2) Reflects the portion of Ms. Adams' annual cash incentive payout for 2023 deferred and contributed to the Deferred Compensation Plan. The payout was reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table—2024, 2023, and 2022," under 2023, the year it was earned.

(3) The balance for Ms. Adams reflects $9,089,225 that was reported as compensation in the "Summary Compensation Table" in prior years.

Description of Non-Qualified Deferred Compensation

Our named executive officers and Non-Employee Directors are eligible to participate in the Deferred Compensation Plan.

Deferred Compensation Plan participants may elect to defer up to 50% of their annual base salary and commissions and up to 90% of their eligible cash bonus, or up to 100% of their annual cash retainer in the case of Non-Employee Directors, by timely completing a deferral election form. Amounts deferred under the Deferred Compensation Plan, as adjusted for applicable earnings gains and losses and fees, are credited to an account in the participant's name and remain fully vested at all times. Participants may select at any time from a diversified menu of notional investment options that generally mirror the investment options of Apple's 401(k) plan, and the value of their Deferred Compensation Plan account balance may increase or decrease based on the performance of their selected investment options. In 2024, annual returns on the investment options available for the Deferred Compensation Plan generally ranged from 0.46% to 43.10%.

Deferred Compensation Plan participants may elect to receive distributions of their deferred amounts either upon separation from service or as of a specified in-service distribution date. Distributions will be made in a lump sum payment unless the participant elects installment payments over a period between two and 10 years. A Deferred Compensation Plan participant also may request to receive a hardship distribution on account of an eligible unforeseeable emergency. If a Deferred Compensation Plan participant dies before receiving a complete distribution of their account, the remaining account will be paid to their beneficiaries in a lump sum by December 31 of the year following the participant's death.

Potential Payments Upon Termination or Change of Control

We do not have any cash severance arrangements with our named executive officers and none of our named executive officers' equity awards outstanding as of 2024 fiscal year-end provide for acceleration or a right to receive shares in connection with a change of control, or termination of employment for reasons other than death, disability, or, for Mr. Cook, retirement. Retirement is defined as a termination of employment after reaching at least 60 years of age and at least 10 years of service with Apple.

Equity Award Treatment Upon Termination of Employment

CEO Awards

Subject to the terms of the award agreements, Mr. Cook's time-based RSUs provide for accelerated vesting in full upon disability or death. Mr. Cook's 2021 and 2022 time-based RSUs provide for a continued right to receive the full number of unvested shares underlying the time-based RSUs upon retirement that occurs on or after the first anniversary of the grant date. Mr. Cook's 2023 and 2024 time-based RSUs provide for a continued right to receive a pro rata number of unvested shares underlying the time-based RSUs upon retirement that occurs on or after the first anniversary of the grant date. The pro rata vesting is determined based on Mr. Cook's period of employment during the vesting period. The delivery of the vested shares underlying Mr. Cook's time-based RSUs and any dividend equivalents that have accrued on such RSUs are not accelerated upon disability or retirement and will continue to be delivered on the originally scheduled vesting dates. If Mr. Cook terminates employment due to retirement before the first anniversary of the grant date of an outstanding time-based award, he would not have a right to any unvested time-based RSUs under that award.

Mr. Cook's outstanding performance-based RSUs provide for a continued right to receive shares that are earned based upon full or partial attainment of the award's performance conditions upon a termination of employment due to death, disability, or retirement that occurs on or after the first anniversary of the grant date. If Mr. Cook terminates employment due to retirement before the first anniversary of the grant date of an outstanding performance-based award, he would not have a right to any of the earned but unvested performance-based RSUs.

Other Named-Executive Officer Awards

The time-based RSUs held by our other named executive officers, subject to the terms of the award agreements, provide for partial accelerated vesting of the RSUs scheduled to vest on the next applicable vesting date following a termination of employment due to disability, and for full accelerated vesting upon death. Performance-based RSUs provide for a partial waiver of the service vesting condition upon the death or disability of the award recipient, with the number of shares that vest determined at the end of the performance period, based on actual performance results and prorated based on the officer's length of employment during the performance period.

Estimated Total Value of Hypothetical Equity Acceleration

The following table shows the estimated amounts that the named executive officers would have become entitled to under the terms of all equity awards outstanding as of fiscal year-end had their employment terminated due to death or disability for each of our named executive officers, or retirement for Mr. Cook, on September 28, 2024, the last day of Apple's 2024 fiscal year. The estimated values for performance-based RSUs are shown at the maximum potential payout amounts and are subject to the terms of the award agreements.

Name	Estimated Total Value upon Retirement[1] ($)	Estimated Total Value upon Death[1] ($)	Estimated Total Value upon Disability[1] ($)
Tim Cook	283,585,647	406,540,649	406,540,649
Luca Maestri	—	106,614,129	72,522,608
Kate Adams	—	106,614,129	72,522,608
Deirdre O'Brien	—	106,614,129	72,522,608
Jeff Williams	—	106,614,129	72,522,608

(1) The dollar amounts are determined by (i) multiplying the number of RSUs that would have been subject to accelerated vesting if an officer had retired, died, or become disabled, as applicable, on September 28, 2024, by $227.79, the closing price of Apple's common stock on September 27, 2024, the last trading day of the fiscal year; and (ii) then adding any accumulated dividend equivalents attributable to any such RSUs on that date.

Pay versus Performance

The information below is provided pursuant to the SEC pay versus performance disclosure requirements set forth in Item 402(v) of SEC Regulation S-K (the "Pay Versus Performance Rule"), which requires companies to disclose certain information about the relationship between performance and the compensation of named executive officers.

Fiscal Year(a)	Summary Compensation Table Total for Mr. Cook($)(b)	Compensation Actually Paid to Mr. Cook($)(c)	Average Summary Compensation Table Total for Other NEOs($)(d)	Average Compensation Actually Paid to Other NEOs($)(e)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return($)(f)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return($)(g)	Net Income ($M)(h)	Net Sales ($M)(i)
2024	74,609,802	168,980,568	27,178,896	58,633,525	207.59	198.69	93,736	391,035
2023	63,209,845	106,643,588	26,943,956	41,980,664	155.24	131.99	96,955	383,285
2022	99,420,097	128,833,021	27,150,293	41,564,946	135.59	97.30	99,803	394,328
2021	98,734,394	311,845,801	26,987,631	75,307,922	131.69	139.22	94,680	365,817

(1) The dollar amounts in column (b) represent the compensation reported for Mr. Cook for each corresponding year in the "Total" column of the Summary Compensation Table for the relevant years.

(2) The dollar amounts in columns (c) and (e) represent the amount of "Compensation Actually Paid" (otherwise known as CAP), as computed in accordance with SEC rules. Compensation Actually Paid does not represent cash or equity value realized or paid to our named executive officers ("NEOs") but rather is a value calculated under applicable SEC rules. The following table details how Compensation Actually Paid is determined:

	2024 Mr. Cook ($)	2024 Average for Other NEO ($)
Summary Compensation Table ("SCT") Total	74,609,802	27,178,896
Grant Date Fair Value of Stock Awards from SCT	(58,088,946)	(22,157,075)
Fair Value of Equity Awards Granted in the Year and Unvested as of Year End	75,382,825	29,010,085
Change in Fair Value from Prior Year End of Outstanding and Unvested Awards Granted in Prior Years	77,214,393	24,680,921
Change in Fair Value from Prior Year End of Vested[a] Awards Granted in Prior Years	(137,506)	(79,302)
Fair Value at Vesting Date of Vested Awards Granted in Current Year	0	0
Compensation Actually Paid	**168,980,568**	**58,633,525**

(a) In the prior year's Proxy Statement, based on prior SEC guidance, time-based RSUs were considered "vested" on the date of retirement eligibility. In subsequent guidance, the SEC clarified that awards that will vest upon retirement should only be considered vested for purposes of calculating CAP if and when any other conditions applicable to the award are also satisfied; otherwise such awards are still considered unvested until such additional conditions are satisfied for the purposes of CAP. Mr. Cook is the only named executive officer with retirement eligibility provisions in his RSU awards. The historical CAP values disclosed in prior years (2021, 2022, 2023) for Mr. Cook have not been updated. The 2024 CAP calculations capture the change in fair value of unvested, retirement-eligible RSUs from the start of 2024. If the changes were applied retroactively, Mr. Cook's CAP value would have been unchanged in 2021, $130,823,584 in 2022, and $118,501,608 in 2023. The fair values of the RSUs included in the compensation actually paid to our CEO and the average compensation actually paid to our other NEOs are calculated at the required measurement dates, consistent with the approach used to value the awards at the grant date as described above in footnote 1 to the "Summary Compensation Table – 2024, 2023, and 2022" and footnote 1 to the "Grants of Plan-Based Awards – 2024" table, respectively. Any changes to the time-based RSU and performance-based RSU grant date fair values (for 2024 grants) and from prior year-end (for 2021, 2022 and 2023 grants) are based on an updated stock price valuation on the measurement dates and for the performance-based RSUs, including updated input variables for the Monte-Carlo model to estimate the probability of satisfying the performance objectives established for the respective award.

(3) The dollar amounts in column (d) represent the average amounts of compensation reported for the other NEOs for each corresponding year in the "Total" column of the Summary Compensation Table for the relevant fiscal year. For each of 2021, 2022, 2023, and 2024, the other NEOs were Luca Maestri, Kate Adams, Deirdre O'Brien, and Jeff Williams.

(4) Apple's TSR in column (f) was determined based on the value of an initial fixed investment of $100, as of September 26, 2020, including the reinvestment of any dividends.

(5) The peer group used to calculate Peer Group TSR in column (g) is our 2024 primary peer group as disclosed in the Compensation Discussion and Analysis section of this Proxy Statement. TSR is based on the value of an initial fixed investment of $100 at the start of 2021 and is weighted for the market capitalization of each peer company in each applicable year. If the primary peer group from the 2023 Proxy Statement were used, the Peer Group TSR would be $137.92, $97.32, $123.52, and $167.84 for 2021, 2022, 2023, and 2024, respectively.

(6) In addition to Relative TSR and Operating Income, Net Sales in column (i) represents the most important financial performance measure used to link Compensation Actually Paid to Company performance (the "Company Selected Measure" as defined in the Pay Versus Performance rules).

Relationship Between Compensation Actually Paid and our Total Shareholder Return

Long-term equity incentives represent a vast majority of our named executive officers' total target compensation and our stock price performance, measured by TSR, is the key driver of Compensation Actually Paid. We also use Relative TSR as the key performance measure for our performance-based RSUs. In 2024, Apple's TSR on an absolute basis was high, 33.72%, while the TSR of our 2024 primary peer group was 50.53%. Over the four-year period covered in the table, Apple's TSR of 107.59% outpaced the TSR of the peer group of 98.69%. Apple's Relative TSR measured against the members of the S&P 500 Index, the peer group we use for performance-based RSUs, was also strong, resulting in above-target payout for the performance-based RSUs granted in 2021 with the performance period ending in 2024. Further, the TSR relative to the currently outstanding performance-based RSUs (granted in 2022, 2023, and 2024) continues to trend towards target or above-target payouts due to strong TSR relative to the members of the S&P 500. This shows how Compensation Actually Paid to our named executive officers and TSR are tightly linked.

Relationship Between Compensation Actually Paid and Net Income

Net Income is generally a key indicator of company profitability and, for Apple, can contribute to changes in our stock price, which, in turn, drives Compensation Actually Paid. There is no direct correlation between Net Income and Compensation Actually Paid from 2021 to 2024 as we do not use Net Income as a financial measure in our executive compensation program. Operating Income and Net Sales are the two financial performance measures for our Cash Incentive Plan.

Relationship Between Compensation Actually Paid and Net Sales

Net Sales is the financial measure, in addition to operating income, that the People and Compensation Committee has set for our Cash Incentive Plan. Net Sales and Operating Income are equally the most important financial metrics in determining Compensation Actually Paid behind Relative TSR. Similar to Operating Income, Net Sales have consistently increased year-over-year from 2021 to 2024, and the sustained strong performance led to above target or maximum bonus payouts in each of 2021, 2022, 2023 and 2024, which, in turn, increased Compensation Actually Paid to our named executive officers.

Other Relevant Financial Performance Measures

For 2024, the following list represented the most important financial performance measures used by Apple to link Compensation Actually Paid with our financial performance:

Net Sales
Operating Income
Relative TSR

CEO Pay Ratio—2024

We offer a wide range of benefits to our global employee population, and we are committed to paying our employees competitively and equitably based on their role.

We identified a new median employee for 2024. We determined our median compensated employee by using base salary, bonuses, commissions, and grant date fair value of equity awards granted to employees in 2024 as our consistently applied compensation measure. We applied this measure to our global employee population as of September 28, 2024, the last day of our 2024 fiscal year, and annualized base salaries for permanent full-time and part-time employees that did not work the full year.

We calculated the median compensated employee's 2024 annual total compensation using the same methodology that is used to calculate our CEO's annual total compensation in the table entitled "Summary Compensation Table–2024, 2023, and 2022." The 2024 annual total compensation of our CEO was $74,609,802, the 2024 annual total compensation of our median compensated employee was $114,738, and the ratio of these amounts is 650 to 1. The compensation included in the pay ratio reflects a reasonable estimate consistent with SEC rules based on the methodology we described above. Because SEC rules for identifying a median compensated employee allow companies to apply certain exclusions, include estimates, and adopt different methodologies that reflect their employee population and compensation practices, the ratio above may not be comparable to the CEO pay ratio reported by other companies.



Management Proposals

Proposal No. 1
Election of Directors

The Board has nominated Wanda Austin, Tim Cook, Alex Gorsky, Andrea Jung, Art Levinson, Monica Lozano, Ron Sugar, and Sue Wagner to be elected to serve on our Board until the next annual meeting of shareholders and until their successors are duly elected and qualified.

Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy card or, if no direction is made, for the election of the Board's eight nominees.

The term of any incumbent director who does not receive the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum, and has not earlier resigned, will end on the date that is the earlier of (a) 90 days after the date on which the voting results for the Annual Meeting are determined by the inspector of election, or (b) the date on which the Board selects a person to fill the office held by that director in accordance with Apple's bylaws.

Each of the director nominees has consented to serving as a nominee, being named in this Proxy Statement, and serving on the Board if elected. Each director elected at the Annual Meeting will be elected to serve a one-year term. If any nominee is unable to serve or for good cause will not serve as a director at the time of the Annual Meeting, the proxy holders may vote for any nominee designated by the present Board to fill the vacancy.

There are no family relationships among Apple's executive officers, directors, and nominees.

For more information on the director nominees, please see the section entitled "Directors" beginning on page 25.

 **The Board recommends a vote FOR each of the nominees**

Vote Required

Apple has implemented majority voting in uncontested elections of directors. Accordingly, Apple's bylaws provide that in an uncontested election of directors the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum is required to elect a director.

Proposal No. 2

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has re-appointed Ernst & Young LLP as Apple's independent registered public accounting firm and as auditors of Apple's consolidated financial statements for 2025. The Audit Committee reviews the performance of the independent registered public accounting firm annually. In making the determination to re-appoint Ernst & Young for 2025, the Audit Committee considered, among other factors, the independence and performance of Ernst & Young, and the quality and candor of Ernst & Young's communications with the Audit Committee and management. Ernst & Young has served as Apple's independent registered public accounting firm since 2009.

At the Annual Meeting, our shareholders are being asked to ratify the appointment of Ernst & Young as Apple's independent registered public accounting firm for 2025. Although ratification of the Audit Committee's appointment of Ernst & Young is not required, we value the opinions of our shareholders and believe that shareholder ratification of the appointment is a good corporate governance practice. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that it would be in the best interests of Apple and its shareholders. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Fees Paid to Auditors

The following table shows the fees billed by Apple's independent registered public accounting firm for the years ended September 28, 2024, and September 30, 2023.

Ernst & Young	2024 ($)	2023 ($)
Audit Fees[1]	22,380,946	19,684,602
Audit-Related Fees[2]	2,417,439	487,120
Tax Fees[3]	3,435,193	3,864,411
All Other Fees[4]	2,037,244	1,367,196
Total	30,270,822	25,403,329

(1) Audit fees relate to professional services rendered in connection with the audits of Apple's annual financial statements and internal control over financial reporting, quarterly review of financial statements, and audit services provided in connection with other statutory and regulatory filings.

(2) Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of Apple's financial statements, and certain other assurance services required by statute or regulation.

(3) Tax fees relate to professional services rendered in connection with tax compliance and preparation relating to tax returns and tax audits, as well as for tax consulting and planning services. Tax fees in 2024 include $1.0 million for tax compliance projects and $2.4 million for tax advisory projects. Tax fees in 2023 include $1.5 million for tax compliance projects and $2.3 million for tax advisory projects.

(4) All other fees relate to professional services not included in the categories above, including services related to other permissible advisory services and regulatory reporting requirements, including operational audit services, and other assurance services that are not required by statute or regulation. During 2024, we reclassified certain attest services that are not required by statute or regulation from "Audit-Related Fees" to "All Other Fees".

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services for Apple, such as information technology consulting and internal audit services. This policy mandates that the Audit Committee approve in advance the audit and permissible non-audit services expected to be performed each year by the independent registered public accounting firm and the related budget, and that the Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for other permissible non-audit services without the express pre-approval of the Audit Committee. In accordance with this policy, the Audit Committee pre-approved all services performed by Apple's independent registered public accounting firm in 2024.

 **The Board recommends a vote FOR Proposal No. 2**

Vote Required
Approval of Proposal No. 2 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 3
Advisory Vote to Approve Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an annual advisory vote to approve the compensation of our named executive officers as disclosed pursuant to the SEC's compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the executive compensation tables, and the narrative disclosures that accompany the executive compensation tables.

Motivating and retaining an exceptional leadership team is a key factor of Apple's long-term success. Our executive compensation program is designed to retain strong, values-driven leaders. We have clear guiding principles and sound compensation policies and practices that align the pay of our named executive officers with the Company's financial performance and shareholder returns, taking into consideration the size, scope, and success of Apple's business. The compensation paid to our executive officers in 2024 reflects and rewards our management team's contributions to Apple's success and continues to demonstrate alignment with Apple's strong financial results and the interests of our shareholders. We encourage shareholders to read the section entitled "Compensation Discussion and Analysis," beginning on page 42, which describes the details of our executive compensation program and the People and Compensation Committee's decision-making process with respect to our executive compensation program.

92% of votes cast on the Say on Pay advisory proposal at the 2024 Annual Meeting were in favor of our executive compensation program. This result reflects the positive shareholder response to the overall structure of our executive compensation program.

Shareholders are being asked to approve the following resolution at the Annual Meeting:

RESOLVED, that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the executive compensation tables, is hereby approved.

As an advisory vote, this proposal is not binding on Apple, the Board, or the People and Compensation Committee. However, the People and Compensation Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding named executive officers.

We expect the next advisory Say on Pay vote will occur at the 2026 annual meeting of shareholders.

 **The Board recommends a vote FOR Proposal No. 3**

Vote Required
Approval of Proposal No. 3 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.



Shareholder Proposals

Shareholder Proposals

At Apple, we believe business can and should be a force for good. Our teams around the world work to infuse Apple's deeply held values into everything we make. Apple engages with stakeholders as part of our commitment to advance meaningful change and find novel solutions to pressing challenges. We welcome dialogue regarding the issues presented in the proposals on the following pages. Apple continues to build effective programs designed to tackle challenges, and to communicate our progress through transparent reporting.

Our values flow through the technology we make, the way we make it, and how we care for people and the planet we share. These values are central to how we do business. And we go further to address a comprehensive set of critical issues that matter to our Company and to our stakeholders. For more information about our progress across our programs and initiatives, including a detailed discussion of our assumptions, methodologies, standards, and metrics, refer to our topic-specific websites, reports, and other public information.

Our Commitment to Transparency

Responsible AI Principles	machinelearning.apple.com/research/introducing-apple-foundation-models
People and Environment in Our Supply Chain Report	apple.com/supplier-responsibility
Environmental Progress Report	apple.com/environment
Privacy Transparency Report	apple.com/privacy
App Store Transparency Report	apple.com/legal/more-resources
Families	apple.com/families
Accessibility	apple.com/accessibility
Education	apple.com/education-initiative
Inclusion & Diversity	apple.com/diversity
Racial Equity & Justice Initiative Impact Overview	apple.com/racial-equity-justice-initiative
Human Rights Policy	apple.com/compliance/policies
Ethics and Compliance	apple.com/compliance

We appreciate many of the concerns raised in the proposals and firmly believe these matters are being appropriately handled by our management team with oversight from our Board. While our current programs and reports may not in each case be exactly as prescribed in a proposal, our programs are carefully designed to further the long-term interests of our shareholders, our Company, our people, and our communities. Although none of the proponents reached out to us regarding their proposals before submission, we contacted all proponents to discuss their concerns and provide information about Apple's policies and practices.

We also monitor, assess and, when appropriate, implement updates to reflect developments in corporate governance. We engage with our shareholders to learn about their perspectives and priorities on these issues. For example, we are monitoring developments with respect to what have been referred to as "right to cure" bylaw provisions and do not believe it is necessary to amend our bylaws at this time in light of our understanding that a Delaware Chancery Court has indicated that, subject to the facts and circumstances of a particular case, a Board's fiduciary duties would require it to provide an opportunity to cure a good faith but facially deficient nomination notice submitted sufficiently in advance of the notice deadline. Although we are a California company and California courts have not opined on this matter, California law already requires and promotes the equitable treatment of shareholder nominees.

The following pages include proposals submitted by shareholders under Rule 14a-8. These proposals, including any supporting statements, are included as submitted to us by their proponents. Apple's opposition statement as well as the Board's voting recommendation immediately follow each shareholder proposal.

Shareholder Proposal	Board Voting Recommendation	Rationale
4	AGAINST	**Report on Ethical AI Data Acquisition and Usage** • Apple has a strong track record on protecting user privacy and a robust approach to integrating ethical considerations into our technology, as reflected in our Responsible AI principles. • The requested report is unnecessary given Apple already provides all the information requested regarding Apple's AI data privacy practices. • The proposal does not raise any specific issues with Apple Intelligence, but instead focuses its criticisms on OpenAI, the developer of ChatGPT, an independent service that Apple users may choose to access, and inappropriately cites controversies related to other companies that do not involve Apple.
5	AGAINST	**Report on Costs and Benefits of Child Sex Abuse Material-Identifying Software & User Privacy** • Apple has demonstrated its commitment to helping protect children in a changing online landscape and has developed innovative technologies like Communication Safety. • We believe that our current approach to child safety, which is informed by stakeholder engagement, is more appropriate than the universal surveillance suggested in the proposal, which could have serious implications for our users' human and civil rights globally.
6	AGAINST	**Request to Cease DEI Efforts** • Apple has a well-established compliance program and the proposal inappropriately attempts to restrict Apple's ability to manage its own ordinary business operations, people and teams, and business strategies. • Our Board and management maintain active oversight of legal and regulatory risks and compliance for our global business.
7	AGAINST	**Report on Charitable Giving** • Apple has a well-established corporate donations program that follows a strict internal governance and approval process, and the proposal attempts to inappropriately restrict Apple's ability to manage its own ordinary business operations and business strategies. • Our Board and management maintain active oversight of legal and regulatory risks and compliance for our global business.

Identification of Proponents

Proposals No. 4 through No. 7 were submitted for the Annual Meeting by a shareholder or shareholders who have represented to Apple that they have continuously been the beneficial owner of a sufficient amount of the Company's securities for a sufficient time period as required by Rule 14a-8. We will promptly provide you with the address and, to our knowledge, the number of voting securities held by the proponents of the shareholder proposals, upon receiving a written or oral request directed to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, or by phone at: (408) 974-3123.

Vote Required

Approval of Proposals 4-7 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 4
Shareholder Proposal

Apple has been advised that the National Legal and Policy Center intends to submit the following proposal at the Annual Meeting.

Report on Ethical AI Data Acquisition and Usage

Whereas: The immense and transformative potential of artificial intelligence comes with substantial risks.

The development of AI systems relies on vast amounts of information. Troves of data openly available via the Internet still may not be enough to quench developers' insatiable thirst for high-quality AI training data.[1] Thus, stakeholders are concerned developers will unethically or illegally extract from "off-limits" sources, such as from personal information collected online,[2] copyrighted works,[3] and/or proprietary commercial information provided by users.[4][5][6]

Supporting Statement: Apple Inc. ("Apple" or the "Company") is one of the largest technology companies in the world, but it is reportedly behind in the AI "arms race."[7]

Apple says privacy is a "fundamental human right" and is one of its "core values,"[8] but the Company's AI initiatives call that into question.

Apple has promised not to train its AI models on private information,[9] but the Company is partnered with others that do not share its commitment. For example, Apple recently announced a partnership[10] with OpenAI:

- OpenAI allegedly stole large amounts of personal information by scraping the web, including "private information and private conversations, medical data, information about children — essentially every piece of data exchanged on the internet it could take — without notice to the owners or users of such data, much less with anyone's permission"[11]

- OpenAI recently appointed a former head of the National Security Agency – which has been criticized for spying on American citizens – to its board[12]

- OpenAI has been sued by the *New York Times*, among others, which alleged copyright infringement.[13]
    - "OpenAI/Microsoft '[built] training datasets containing millions of copies of Times Works"[14]
    - The plaintiff seeks "statutory damages, actual damages, restitution of profits, attorneys' fees, and other remedies provided by law"

- OpenAI also has an extensive partnership with Microsoft, an Apple competitor.[15]

(1)   https://www.wsj.com/tech/ai/ai-training-data-synthetic-openai-anthropic-9230f8d8

(2)   https://www.scientificamerican.com/article/your-personal-information-is-probably-being-used-to-train-generative-ai-models/

(3)   https://www.axios.com/2024/01/02/copyright-law-violation-artificial-intelligence-courts

(4)   https://www.reuters.com/legal/legalindustry/risks-unleashing-generative-ai-company-data-2023-12-22/

(5)   https://www.legaldive.com/news/azure-openai-service-confidentiality-loophole-legaltech-news-reports/711006/

(6)   https://www.bloomberg.com/news/articles/2023-05-02/samsung-bans-chatgpt-and-other-generative-ai-use-by-staff-after-leak

(7)   https://www.wsj.com/tech/ai/apple-ai-siri-development-behind-9ea65ee8

(8)   https://www.apple.com/privacy/

(9)   https://www.theverge.com/2024/6/13/24175985/apple-intelligence-ai-model-local-cloud-privacy-how-it-works

(10)   https://www.wsj.com/tech/ai/apple-wwdc-2024-ai-release-356c5303

(11)   https://www.businessinsider.com/openai-chatgpt-generative-ai-stole-personal-data-lawsuit-children-medical-2023-6

(12)   https://fortune.com/2024/06/14/edward-snowden-eviscerates-openai-paul-nakasone-board-directors-decision/

(13)   https://www.reuters.com/legal/transactional/ny-times-sues-openai-microsoft-infringing-copyrighted-work-2023-12-27/

(14)   https://nytco-assets.nytimes.com/2023/12/NYT_Complaint_Dec2023.pdf

(15)   https://www.theverge.com/2024/5/1/24146302/microsoft-openai-investment-google-worries-internal-emails

Apple has also discussed an AI partnership with Meta Platforms.[16][17] Shareholders should be concerned these partnerships raise the possibility of inappropriate data sharing. Prioritizing data ethics in Apple's AI development will help avoid harmful consequences. [18] [19] [20]

Americans want data privacy.[21] Developers who provide it will reap the benefits of consumer trust, while those who do not will suffer. Apple's position in the AI arms race – on which its financial sustainability may rest – hangs in the balance.

Resolved: Shareholders request the Company to prepare a report, at reasonable cost, omitting proprietary or legally privileged information, to be published within one year following the 2025 Annual Meeting and updated annually thereafter. This report should assess the risks to the Company's operations and finances, and to the greater public health, safety and welfare, presented by Apple's unethical or improper usage of external data in the development and training of its artificial intelligence projects and implementation; what steps the Company takes to mitigate those risks; and how it measures the effectiveness of such efforts.

(16) https://www.wsj.com/tech/ai/apple-meta-have-discussed-an-ai-partnership-cc57437e

(17) https://www.nytimes.com/2023/05/22/business/meta-facebook-eu-privacy-fine.html

(18) https://hbr.org/2023/05/who-is-going-to-regulate-ai

(19) https://www.ftc.gov/policy/advocacy-research/tech-at-ftc/2024/01/ai-companies-uphold-your-privacy-confidentiality-commitments

(20) https://www.cnbc.com/2024/01/05/microsoft-openai-sued-over-copyright-infringement-by-authors.html

(21) https://www.pewresearch.org/short-reads/2023/10/18/key-findings-about-americans-and-data-privacy/

Apple's Statement in Opposition to Proposal No. 4

 **AGAINST**

Proposal No. 4

The Board recommends a vote AGAINST Proposal No. 4 because:

- Apple has a strong track record on protecting user privacy and a robust approach to integrating ethical considerations into our technology, as reflected in our Responsible AI principles;

- the requested report is unnecessary given Apple already provides all the information requested regarding Apple's AI data privacy practices; and

- the proposal does not raise any specific issues with Apple Intelligence, but instead focuses its criticisms on OpenAI, the developer of ChatGPT, an independent service that Apple users may choose to access, and inappropriately cites controversies related to other companies that do not involve Apple.

At Apple, we believe it's important to be thoughtful and deliberate in the development and deployment of artificial intelligence ("AI"), and that companies should consider the potential consequences of new technology before releasing it — something we've always been deeply committed to at Apple. We also believe that privacy is a fundamental human right and we have a strong track record on protecting user privacy in our products and services. Apple Intelligence, the personal intelligence system for iPhone, iPad, and Mac that combines the power of generative models with personal context to deliver intelligence that's useful and relevant, is designed with our core values at every step and built on a foundation of groundbreaking privacy innovations.

Apple has a strong track record on protecting user privacy and a robust approach to integrating ethical considerations into our technology. Apple Intelligence is designed to protect users' privacy at every step. A cornerstone of Apple Intelligence is on-device processing, and many of the models that power it run entirely on device. To run more complex requests that require more processing power, Private Cloud Compute extends the privacy and security of Apple devices into the cloud to unlock even more intelligence. Private Cloud Compute marks a fundamental breakthrough in server-based intelligence. When using Private Cloud Compute, users' data is never stored or shared with Apple; it is used only to fulfill their request. Independent experts can inspect the code that runs on Apple silicon servers to continuously verify this privacy promise.

To proactively address exactly the type of concerns referenced in this proposal, we published a set of Responsible AI principles to guide how we develop AI tools, as well as the models that underpin them:

1. *Empower users with intelligent tools*: We identify areas where AI can be used responsibly to create tools for addressing specific user needs. We respect how our users choose to use these tools to accomplish their goals.

2. *Represent our users*: We build deeply personal products with the goal of representing users around the globe authentically. We work continuously to avoid perpetuating stereotypes and systemic biases across our AI tools and models.

3. *Design with care*: We take precautions at every stage of our process, including design, model training, feature development, and quality evaluation to identify how our AI tools may be misused or lead to potential harm. We will continuously and proactively improve our AI tools with the help of user feedback.

4. *Protect privacy*: We protect our users' privacy with powerful on-device processing and groundbreaking infrastructure like Private Cloud Compute. We do not use our users' private personal data or user interactions when training our foundation models.

We are also a signatory to the White House Voluntary AI Commitments, and as part of that have agreed to prioritize research on societal risks posed by AI systems, including on protecting privacy, further solidifying our commitment and approach to responsible and secure AI development.

The requested report is unnecessary given Apple already provides all the information requested regarding Apple's strong AI data privacy practices, and the proposal does not focus on any issues with Apple Intelligence, instead focusing its criticism on OpenAI, the developer of ChatGPT, an independent service that Apple users may choose to access. We agree with the proponent about the importance of protecting our users' privacy. That is why we have published extensive information regarding privacy and our use of data in Apple's AI features, including the following:

- Apple's Responsible AI principles[1]

- Privacy updates related to AI[2]

---

(1) machinelearning.apple.com/research/introducing-apple-foundation-models

(2) apple.com/newsroom/2024/06/apple-extends-its-privacy-leadership-with-new-updates-across-its-platforms

- Announcement regarding Apple Intelligence and privacy features[3]
- Apple Intelligence Overview for consumers[4]
- Overview of Apple Intelligence and Privacy[5]
- Overview of Private Cloud Compute[6]

As described in our disclosures, we follow a strict data policy when developing our foundation models. No Apple user data is included in the training of the foundation models and we conduct legal review for each component in the training corpus. We perform safety filtering to reduce potentially harmful content, including certain personally identifiable information publicly available on the internet. And web publishers have the option to opt out of possible use for Apple Intelligence training, even if they prefer to continue being surfaced in search results within Siri and Spotlight. We also provide individuals with the ability to object to the processing of their personal data obtained on the web by Apple to train models that power Apple Intelligence features.

We have also publicly described a number of privacy protections built into our integration of ChatGPT with Apple Intelligence. Users are in control over if and when ChatGPT is used to draw on broad world knowledge — they will be asked before their question is shared, and the answer will be presented directly. Users do not need a ChatGPT account to use the feature, and a user's IP address is obscured to protect against sessions being linked together. For users that are not logged into a ChatGPT account, OpenAI is not allowed to store their requests or generated responses, or to use them for OpenAI's own model training purposes. If a user chooses to log in or subscribe to ChatGPT, they can connect their ChatGPT account and their requests are covered by OpenAI's policies.

Notably, the proposal does not focus on any issues with Apple Intelligence. Instead, it focuses its criticism on OpenAI, the developer of ChatGPT, an independent service that Apple users may choose to access. The proposal also inappropriately cites lawsuits and controversies related to alleged copyright infringement by other companies that do not involve Apple.

Given our extensive disclosures covering precisely what the proposal requests, we believe that the requested report would be of no benefit to shareholders.

Our Board and management maintain active oversight. Apple has a cross-functional approach to privacy governance, which covers all areas of the Company and includes both customer and employee data. Apple's Audit Committee assists the Board with the oversight and monitoring of privacy and data security, including through updates on Apple's privacy program, risk management, and relevant legislative, regulatory, and technical developments, while the full Board oversees corporate and product strategy and receives regular updates on emerging technologies, including artificial intelligence.

Apple's Legal team has a Senior Director in charge of Privacy and Law Enforcement Compliance who reports directly to Apple's General Counsel. Apple also has a Privacy Engineering team that partners with the Privacy Legal team and dedicated Product Counsel to design products from the ground up to protect customer privacy and our customers' data as long as it remains under the control of Apple. This includes strong processes to confirm that data collected is used only for the intended lawful purposes.

Apple also has a Privacy Steering Committee chaired by Apple's General Counsel, with members including Apple's Senior Vice President of Machine Learning and AI Strategy, Apple's Senior Vice President of Software Engineering, Apple's Senior Vice President, Services, and a cross-functional group of senior representatives from Privacy Engineering, Product Marketing, Corporate Communications, and Privacy Legal. The Privacy Steering Committee sets privacy standards for teams across Apple and acts as an escalation point for addressing privacy issues for decision or further escalation.

 **For all the reasons above, the Board recommends a vote AGAINST Proposal No. 4**

Vote Required

Approval of Proposal No. 4 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

---

(3) apple.com/newsroom/2024/06/introducing-apple-intelligence-for-iphone-ipad-and-mac

(4) apple.com/apple-intelligence

(5) apple.com/legal/privacy/data/en/intelligence-engine

(6) security.apple.com/blog/private-cloud-compute

Proposal No. 5
Shareholder Proposal

Apple has been advised that the American Family Association, represented by Bowyer Research, intends to submit the following proposal at the Annual Meeting.

Report on Costs and Benefits of Child Sex Abuse Material-Identifying Software & User Privacy

Resolved: Shareholders request that Apple Inc. prepare a transparency report on the costs and benefits of the company's decisions regarding its use of child sex abuse material (CSAM) identifying software. This report shall be made publicly available to the company's shareholders on the company's website, be prepared at a reasonable cost, and omit proprietary information, litigation strategy and legal compliance information.

Whereas: In Apple's Human Rights Policy[1], the company asserts that "we believe in the power of technology to empower and connect people around the world—and that business can and should be a force for good." As shareholders of the largest and most innovative tech company in the world, we believe Apple is uniquely positioned to both defend user privacy and also prevent victimization of at-risk populations.

And yet, the balance of privacy and safety at Apple has tilted in a concerning direction. In early 2024, Apple was named[2] to the National Center on Sexual Exploitation's 'Dirty Dozen' list for the second year in a row, a record of the biggest companies engaged in facilitation and enabling sexual abuse and exploitation through their platforms. In a letter sent to Apple executives, NCOSE wrote that "an increasing number of stakeholders... are taking notice and growing frustrated about Apple's negligence around child protection." Such instances include Apple's decision to reverse the implementation of NeuralHash, a program designed to scan for child sexual abuse material while maintaining user privacy. The reversal drew outrage from child safety groups/anti-trafficking watchdogs, indicating to some that Apple's willingness to prevent distribution of illegal content came second to its desire to advance its commitments to users' online privacy. Shareholders who care about both user privacy and child safety deserve further information on the way in which Apple arrived at this decision.

Outside of NeuralHash, Apple still fails[3] to block sexually explicit content from being viewed or sent by users under the age of twelve and does not default to censoring explicit content for teenage users on its messaging services. The App Store also recommends[4] content age-rated above an account user's entered age, a practice that exposes underage users to sexually explicit content. Apple's inaction has allowed children to be exposed to adult content and facilitated, wittingly or otherwise, illegal sexual exploitation of its youngest users. This inaction is impossible to reconcile with Apple's stated commitments to "treating everyone with dignity and respect" and its business model as a "force for good." If a company's corporate philosophy on human rights allows the sexualization of innocent children to fall through the cracks, such loopholes belie either a lack of meaningful commitment to defending those rights, or an inability to effectively protect them. As Apple shareholders, we know the company is capable of doing better—and creating a world where "think different" means being the industry gold standard when it comes to protecting the most innocent among us.

---

(1) https://s2.q4cdn.com/470004039/files/doc_downloads/gov_docs/Apple-Human-Rights-Policy.pdf

(2) https://endsexualexploitation.org/apple/

(3) https://www.wired.com/story/apple-csam-scanning-heat-initiative-letter/
      #:~:text=Today%2C%20in%20a%20rare%20move,collectively%20as%20Communication%20Safety%20features.

(4) https://protectchildren.ca/en/resources-research/app-age-ratings-report/

Apple's Statement in Opposition to Proposal No. 5

 **AGAINST**
Proposal No. 5

The Board recommends a vote AGAINST Proposal No. 5 because:

- Apple has demonstrated its commitment to helping protect children in a changing online landscape and has developed innovative technologies like Communication Safety; and

- we believe that our current approach to child safety, which is informed by stakeholder engagement, is more appropriate than the universal surveillance suggested in the proposal, which could have serious implications for our users' human and civil rights globally.

At Apple, our goal is to create technology that empowers people and enriches their lives, while helping them stay safe. Apple agrees that child sexual abuse material ("CSAM") is abhorrent, and we are intently focused on breaking the chain of coercion and influence that makes children susceptible to it.

We have deployed many technologies to help protect children online, and we intend to continue working collaboratively with child safety organizations, technologists, and governments on enduring solutions that help protect the most vulnerable members of our society, while protecting all users' privacy and avoiding intrusive monitoring and surveillance which could imperil the security and privacy of our users.

Apple has demonstrated its commitment to helping protect children in a changing online landscape and has developed innovative technologies like Communication Safety. In December 2021, we introduced Communication Safety, which is designed to address online exploitation and the unwanted sharing of images, and we have continued to expand this powerful tool. Communication Safety aims to help keep children safe by warning them when they receive or attempt to send photos or videos containing nudity in Messages, AirDrop, Contact Posters in the Phone app, FaceTime video messages, and the system Photos picker. When receiving this type of content, the photo or video will be blurred and the user will be warned, presented with helpful resources, and reassured it is okay if they do not want to view the photo or video. Similar protections are available if a child attempts to send photos or videos that contain nudity. In both cases, children are given the option to message someone they trust for help if they choose.

For accounts of children under 13, Communication Safety is now on by default starting in iOS 17, iPadOS 17, and macOS Ventura, and if parents have enabled a Screen Time passcode starting in iOS and iPadOS 18 and macOS Sequoia, their children under 13 will be prevented from viewing or sending a photo or video that the system has detected as containing nudity unless the Screen Time passcode is entered on the child's device.

Importantly, to protect privacy, this feature analyzes photo and video attachments and determines if they contain nudity without sending information off the device.

Apple also has made Communication Safety available to third parties with the Sensitive Content Analysis Framework, and developers of communication apps are actively incorporating this advanced technology into their products.

Apple has also announced an enhancement to its Communication Safety feature that will allow children to report nude photos and video being sent to them in iMessage directly to Apple. The report will be reviewed by Apple, which can then take action on an account — such as disabling that user's ability to send messages over iMessage — and also report the issue to law enforcement. Reporting to Apple is included in iOS and iPadOS 18.2 and macOS 15.2 in Australia and, because we believe this is an important feature for all users, we will be rolling it out globally in the future.

In addition, Siri, Spotlight, and Safari Search provide additional resources to help children and parents stay safe online and obtain assistance if they encounter unsafe situations and intervene when users perform searches for queries related to child exploitation. Apple has also deployed features that allow parents to understand the time their children spend using their devices, set limits on specific apps and features, define specific contacts with whom their children may communicate, and restrict their children's ability to listen to or watch certain content. The Limit Adult Websites setting is also on by default in Safari for children under 13, and for accounts that have Screen Time passcode enabled, this means that the Limit Adult Websites setting will not allow children under 13 to access the restricted content unless the Screen Time passcode is entered.

Both Communication Safety and the Limit Adult Websites setting can be enabled by the family organizer for users between the ages of 13 and 17.

The proposal also includes misleading statements about the App Store recommending age-inappropriate content. The guiding principle of the App Store is to provide a safe experience for users to get apps and a great opportunity for all developers to be successful, and we do this by offering a highly curated App Store where apps are reviewed by specialists. Apps rated 17+ are not presented as Apple Search Ads to users under the age of 18 (or the age of majority in the relevant jurisdiction) and Apple Search Ads are disabled completely for users under the age of 13. In addition, the Ask to Buy feature allows parents to approve app downloads and purchases requested by their child, including in-app purchases, on the App Store or otherwise using iTunes. It is enabled by default for any children under 13 and can be enabled for any family member under 18 by the family organizer.

We believe our current approach to child safety, which is informed by stakeholder engagement, is more appropriate than the universal surveillance suggested in the proposal, which could have serious implications for our users' human and civil rights globally. And we have already transparently outlined the reasons for our decision and how it aligns with our values. A cost/benefit analysis regarding a single form of technology, as requested by the proposal, vastly oversimplifies the complexity of the decisions involved in how to help protect children online. Apple's approach is informed by engagement with child safety advocates, human rights organizations, privacy and security technologists, academics, customers, and other stakeholders and seeks to protect the most vulnerable populations from exploitation without imperiling the security and privacy of these same populations. As noted in the proposal, Apple previously considered using NeuralHash as part of a hybrid client-server approach to CSAM detection for iCloud Photos, but determined it was not practically possible to implement the NeuralHash program within iCloud Photos without ultimately imperiling the security and privacy of those using the Company's products and services.

Our approach to child safety seeks to tackle the issue of child online sexual exploitation without raising the serious concerns that come with the scanning methods suggested by the proponent. Scanning every user's privately stored iCloud content as suggested by the proposal's supporting statement would in our view introduce its own problems by creating new threat vectors for data thieves to find and exploit. Additionally, scanning for particular content opens the door for universal surveillance of communications and storage systems that hold data pertaining to the most private affairs of our users. Creating a CSAM scanning capability could lead others to argue for additional erosion to our customers' data privacy in order to advance surveillance goals that could have widespread negative implications for human and civil rights. This type of scanning could also have significant impacts on freedom of speech and, by extension, democracy as a whole.

At Apple, we design our products and services according to the principle of privacy by default and strive to collect only the minimum amount of data necessary to provide our users with a product or service. When we do collect that data, we retain it for only so long as necessary to fulfill the purposes for which it was collected, including as described in our Privacy Policy[1] or in our service-specific privacy notices,[2] or as required by law.

Apple has and will continue to demonstrate its commitment to fighting child exploitation. We intend to continue investing in these kinds of innovative technologies because it's the right thing to do. We must do so in a way that does not degrade the benefits of privacy protections that are central to all our users. And we remain committed to working with the child safety community on efforts like finding ways we can help streamline user reports to law enforcement, growing the adoption of child safety tools, and developing new shared resources between companies to fight grooming and exploitation.

(1) apple.com/legal/privacy/en-ww
(2) apple.com/legal/privacy/en-ww/governance

We continue to transparently report on the steps we are taking as part of our commitment to help protect children. We also transparently report on our commitment to child safety and the steps we are taking to address risks, including in response to regulatory requirements. We publicize this information in a variety of ways, including through our Child Safety Page,[3] our Families Page,[4] and in press releases announcing features designed to help keep children safe.[5] We also report on this topic pursuant to a variety of regulatory requirements. For example, we published a report on risk assessment and risk mitigation measures on our App Store pursuant to the E.U. Digital Services Act in November 2024, which, among other areas, focused on actual or foreseeable negative effects on the protection of minors from the design, function, or use of the App Store, and provided a detailed discussion of relevant Apple ecosystem functions, policies, and protections, which form part of Apple's approach to providing safe and trusted products and services to its customers.[6] And we are subject to worldwide legislation with robust compliance requirements, including ongoing prevention, assessment, reporting, governance, and remediation obligations, including pursuant to the UK Online Safety Act, Australia's eSafety regulations, and the U.S. Children's Online Privacy Protection Rule.

Our Board and management maintain active oversight of this area. Apple's Board plays an important role overseeing this work. The Board is responsible for overseeing and periodically reviewing our Human Rights Policy, while Apple's General Counsel is responsible for its ongoing implementation and reports to the Board and its committees on our progress and any significant issues identified during the diligence process. The Board also receives regular updates on products and services, including updates on features designed to help keep children safe.

Our Audit Committee assists the Board in monitoring our significant business risks, including operational and reputation exposures that may relate to human rights issues, trust and safety, or compliance with laws and regulations. And our Nominating Committee is tasked with assisting the Board in its oversight of Apple's strategies, policies, and practices relating to environmental and social matters and oversees Apple's shareholder engagement strategy and response to shareholder proposals.

At the management level, Apple has set up an Online Safety Steering Committee chaired by Apple's General Counsel. The committee includes senior leaders from Software Engineering, Child Safety Engineering, Trust & Safety, and Product Marketing, and oversees online safety issues across the Company, including those affecting children. Apple also has a dedicated Director of User Privacy and Child Safety as well as a Trust & Safety team that actively monitors and escalates matters as needed. And within Apple's Legal team, Apple has team members focused on global online safety legal and regulatory issues, and on child safety issues related to law enforcement, who work with other areas of Apple's business relevant to child safety and contribute to policies and procedures to keep children safe when they engage with Apple products and services.

 **For all the reasons above, the Board recommends a vote AGAINST Proposal No. 5**

Vote Required
Approval of Proposal No. 5 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

(3) apple.com/child-safety
(4) apple.com/families
(5) e.g., apple.com/newsroom/2023/09/ios-17-is-available-today
(6) apple.com/legal/dsa/ie

Proposal No. 6
Shareholder Proposal

Apple has been advised that the National Center for Public Policy Research intends to submit the following proposal at the Annual Meeting.

Request to Cease DEI Efforts

SUPPORTING STATEMENT:

Last year, the US Supreme Court ruled in *SFFA v. Harvard* that discriminating on the basis of race in college admissions violates the equal protection clause of the 14th Amendment.[1] As a result, the legality of corporate Diversity, Equity and Inclusion (DEI) programs was called into question[2] and 13 Attorneys General warned that *SFFA* implicated corporate DEI programs.[3]

This year, those implications widened when the Supreme Court ruled in *Muldrow v. City of St. Louis* that Title VII of the Civil Rights Act protected against discriminatory job transfers.[4] The ruling also lowered the bar for employees to successfully sue their employers for discrimination,[5] and is therefore likely to lead to an increase in discrimination claims.

Since *SFFA*, a number of DEI-related lawsuits have been filed. Starbucks was successfully sued for discrimination by an employee for $25.6 million,[6] and the risk of being sued for such discrimination is rising.[7]

Sensibly, many major companies have responded by rolling back their DEI commitments and laying off DEI departments.[8] Alphabet and Meta cut DEI staff and DEI-related investments;[9] and Microsoft and Zoom laid off their entire DEI teams.[10] Since *Muldrow*, John Deere publicly halted DEI-related policies[11] after Tractor Supply explicitly stated that it "eliminate[d] DEI roles and retire[d] our current DEI goals;"[12] Lowe's and Ford ended their participation in the Human Rights Campaign's Corporate Equality (CEI);[13] Harley Davidson ceased its DEI efforts;[14] and Jack Daniels ended both its DEI efforts and CEI participation.[15]

(1) https://www.scotusblog.com/case-files/cases/students-for-fair-admissions-inc-v-president-fellows-of-harvard-college/

(2) https://freebeacon.com/democrats/starbucks-hired-eric-holder-to-conduct-a-civil-rights-audit-the-policies-he-blessed-got-the-coffee-maker-sued/

(3) https://ag.ks.gov/docs/default-source/documents/corporate-racial-discrimination-multistate-letter.pdf?sfvrsn=968abc1a_2

(4) https://www.supremecourt.gov/opinions/23pdf/22-193_q86b.pdf

(5) https://www.skadden.com/insights/publications/2024/06/quarterly-insights/supreme-court-lowers-the-bar; https://www.dailysignal.com/2024/04/17/supreme-court-just-made-easier-sue-employers-dei-policies/

(6) https://www.foxbusiness.com/features/starbucks-manager-shannon-phillips-wins-25-million-lawsuit-fired-white-donte-robinson-rashon-nelson

(7) https://aflegal.org/america-first-legal-files-class-action-lawsuit-against-progressive-insurance-for-illegal-racial-discrimination/; https://aflegal.org/afl-files-federal-civil-rights-complaint-against-activision-for-illegal-racist-sexist-and-discriminatory-hiring-practices-and-sends-letter-to-activision-board-demanding-they-end-unlawful-dei-polici/; https://aflegal.org/america-first-legal-files-federal-civil-rights-complaint-against-kelloggs-warns-management-that-its-violating-fiduciary-duties/

(8) https://techcrunch.com/2024/07/29/dei-backlash-stay-up-to-date-on-the-latest-legal-and-corporate-challenges/

(9) https://www.cnbc.com/2023/12/22/google-meta-other-tech-giants-cut-dei-programs-in-2023.html

(10) https://www.businessinsider.com/microsoft-layoffs-dei-leader-email-2024-7; https://www.bloomberg.com/news/articles/2024-02-06/zoom-dei-workers-fired-in-recent-round-of-job-cuts

(11) https://x.com/JohnDeere/status/1813318977650847944

(12) https://corporate.tractorsupply.com/newsroom/news-releases/news-releases-details/2024/Tractor-Supply-Company-Statement/default.aspx

(13) https://www.nbcnews.com/business/business-news/lowes-becomes-later-paring-back-dei-efforts-rcna168380; https://www.cbsnews.com/news/lowes-dei-harley-davidson-john-deere-tractor-supply/

(14) https://x.com/harleydavidson/status/1825564138032234994

(15) https://www.foxnews.com/lifestyle/jack-daniels-renounces-woke-agenda-latest-iconic-us-brand-bring-sanity-back-business

It's clear that DEI poses litigation, reputational and financial risks to companies, and therefore financial risks to their shareholders, and therefore further risks to companies for not abiding by their fiduciary duties.

Despite these obvious risks, the *SFFA* and *Muldrow* decisions and the wave of corporate DEI retreats, Apple still has an "Inclusion & Diversity" program.[16] (Merely omitting "equity" from the title is meaningless as the program still expresses multiple explicit commitments to "equity,"[17] and it's stated policies are consistent with, if not more radical than, most corporate DEI programs.) Apple's program includes: a "Supplier Diversity Program" that picks suppliers based on their race and sex;[18] considering and valuing race and sex in hiring and promotion decisions;[19] employing a "VP of Inclusion & Diversity;"[20] employee member groups for some groups (those arbitrarily deemed "diverse"), but not for others;[21] and contributing shareholder money to organizations that advance DEI.[22]

With 80,000 employees,[23] Apple likely has over 50,000 who are potentially victims of this type of discrimination.[24] If even only a fraction of employees file suit, and only some of those prove successful, the cost to Apple could reach tens of billions of dollars.

RESOLVED:

Shareholders request that the Company consider abolishing its Inclusion & Diversity program, policies, department and goals.

---

(16) https://www.apple.com/diversity/

(17) https://www.apple.com/racial-equity-justice-initiative/; https://www.apple.com/diversity/

(18) https://www.apple.com/diversity/

(19) *Id.*

(20) https://www.blackenterprise.com/cynthia-bowman-apple-diversity-head/; https://www.linkedin.com/in/cynthiaharrisbowman/

(21) https://www.apple.com/careers/us/dna.html; https://www.apple.com/diversity/

(22) https://www.apple.com/racial-equity-justice-initiative/; https://www.apple.com/diversity/

(23) https://www.apple.com/job-creation/

(24) https://www.census.gov/quickfacts/fact/table/US/PST045222

Apple's Statement in Opposition to Proposal No. 6

 **AGAINST**
Proposal No. 6

The Board recommends a vote AGAINST Proposal No. 6 because:

- the proposal is unnecessary as Apple already has a well-established compliance program and the proposal inappropriately attempts to restrict Apple's ability to manage its own ordinary business operations, people and teams, and business strategies; and

- our Board and management maintain active oversight of legal and regulatory risks and compliance for our global business.

At Apple, we believe that how we conduct ourselves is as critical to Apple's success as making the best products in the world. We seek to conduct business ethically, honestly, and in compliance with applicable laws and regulations, and our Business Conduct and Compliance policies are foundational to how we do business. And we strive to create a culture of belonging where everyone can do their best work.

The proposal is unnecessary as Apple already has a well-established compliance program. The proposal also inappropriately attempts to restrict Apple's ability to manage its own ordinary business operations, people and teams, and business strategies. Apple is an equal opportunity employer and does not discriminate in recruiting, hiring, training, or promoting on any basis protected by law. Apple seeks to operate in compliance with applicable non-discrimination laws, both in the United States and in the many other jurisdictions in which we operate, and in that regard monitors and evolves its practices, policies, and goals as appropriate to address compliance risks. The proposal inappropriately seeks to micromanage the Company's programs and policies by suggesting a specific means of legal compliance.

Apple's approach reflects careful determinations regarding our legal compliance and business practices that require complex analysis, extensive knowledge and understanding of the employment and other laws and regulations in multiple jurisdictions, and judgments as to the appropriate policies, programs, and means of implementation best suited to promote compliance and support our team members around the world. Apple's determination of the appropriate means by which to comply with applicable law, including any associated changes to our programs, policies, departments, or goals, is a fundamental aspect of Apple's business operations.

Our Board and management maintain active oversight. Apple's Audit Committee oversees business conduct, legal, and regulatory risks related to Apple's global business and Apple's People and Compensation Committee assists the full Board in its oversight of Apple's strategies, policies, and practices relating to Apple's people and teams. Apple's Board also receives regular updates on legal and regulatory developments, including updates on legislative developments, government investigations, litigation, and other legal proceedings.

At the management level, Apple's Senior Vice President, Retail + People is focused on matters affecting our people and teams. And within Apple's Legal team, team members led by our Senior Vice President, General Counsel and our Chief Compliance Officer are focused on legal compliance across our global business operations.

 **For all the reasons above, the Board recommends a vote AGAINST Proposal No. 6**

Vote Required
Approval of Proposal No. 6 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 7
Shareholder Proposal

Apple has been advised that Wayne Franzten, represented by Inspire Investing, LLC, intends to submit the following proposal at the Annual Meeting.

Report on Charitable Giving

Supporting Statement:

Corporations routinely use their platforms to voice support for humanitarian causes and human rights. Some of the most fundamental are the rights to free speech and religion, which are recognized by the First Amendment to the United States Constitution and the UN Declaration of Human Rights[1]. Unfortunately, many companies are supporting organizations that are undermining these freedoms.

The 2024 edition of the Viewpoint Diversity Score Business found that 62% of scored companies, including Apple Inc., support non-profits that are influencing public policy by actively attacking free speech and religious freedom. Groups like the Southern Poverty Law Center have been criticized across the political spectrum as "a partisan progressive hit operation"[2] more interested in "bludgeon[ing] mainstream politically conservative opponents"[3] than upholding civil rights. It uses its "Hate Map" and "Hate Watch" to target many mainstream political and religious groups and individuals, including Moms for Liberty, the Family Research Center, Homeschool Legal Defense Association, Ruth Institute, Dr. Ben Carson, and Franklin Graham.[4] It has also used its influence to get social media and tech companies to adopt standards and model policies that restrict or censor similar speech and speakers online through co-authoring the Change the Terms model policy.[5]

Similarly, Human Rights Campaign has led coalitions calling on major social media platforms to censor "hate speech and harassment" that includes many mainstream views on parental rights and human sexuality.[6] It has advocated for legislation like the Equality Act, which would pose serious threats to religious freedom, free speech, and the progress women have made toward equality in law and culture.[7] And its Corporate Equality Index requires companies to provide "puberty blockers for youth" in their healthcare plans[8] even though nearly 70% of Americans oppose the practice and has induced corporations like Anheuser-Busch[9] and Target[10] into marketing decisions that have severely and permanently harmed their brand value.

Many companies, including John Deere, Jack Daniels, Harley Davidson, Lowes, Home Depot, Ford, and Coors, have already taken affirmative steps to refocus their charitable giving in a manner that acknowledges the diverse views held by their customers and employees.[11] Many have also explicitly cut ties with the Human Rights Campaign as a part of this effort.

But Apple has supported many of these groups, including the SPLC[12] and Center for American Progress[13], and is a Platinum sponsor of HRC.[14]

(1) https://www.un.org/en/about-us/universal-declaration-of-human-rights

(2) https://www.politico.com/magazine/story/2017/06/28/morris-dees-splc-trump-southern-poverty-law-center-215312/

(3) https://politi.co/2lsnOxw

(4) https://www.splcenter.org/hate-map

(5) https://www.splcenter.org/news/2018/10/24/splc-announces-policy-recommendations-social-media-internet-companies-fight-hate-online

(6) https://deadline.com/2023/06/glaad-letter-human-rights-campaign-social-media-policies-letter-hate-speech-1235425983;
      https://www.hrc.org/press-releases/new-research-hateful-and-abusive-speech-towards-lgbtq-community-surging-on-twitter-under-elon-musk.

(7) https://www.heritage.org/religious-liberty/commentary/misguided-fairness-all-act-would-undermine-religious-liberty

(8) https://hrc-prod-requests.s3-us-west-2.amazonaws.com/2023-CEI-Criteria-Toolkit-FINAL.pdf

(9) https://www.newsweek.com/anheuser-busch-stock-drops-20-percent-bud-light-sales-struggle-1803680

(10) https://nypost.com/2023/05/28/target-loses-10b-following-boycott-calls-over-lgbtq-friendly-clothing/

(11) https://www.dailymail.co.uk/news/article-13812241/american-brand-dei-rules-backlash.html

(12) https://www.splcenter.org/news/2017/08/17/splc-statement-generous-donation-apple

(13) https://www.americanprogress.org/c3-our-supporters/

(14) https://www.hrc.org/about/corporate-partners

This discrepancy is especially concerning because Apple Inc. purports to support free speech and religious freedom in its 2022 ESG report.[15]

Apple Inc. needs to rebuild trust by increasing transparency around these practices.

Resolved: Shareholders request that Apple Inc. report to shareholders annually, at reasonable expense and excluding confidential information, an analysis of how Apple Inc.'s contributions impact its risks related to discrimination against individuals based on their speech or religious exercise.

(15) https://storage.googleapis.com/vds_storage/document/2024-evidence-items/apple/MA6(1)_Environmental-Social-Governance-Report_
    Our-approach.jpeg

Apple's Statement in Opposition to Proposal No. 7

 **AGAINST**
Proposal No. 7

The Board recommends a vote AGAINST Proposal No. 7 because:

- the proposal is unnecessary as Apple has a well-established corporate donations program that follows a strict internal governance and approval process, and the proposal attempts to inappropriately restrict Apple's ability to manage its own ordinary business operations and business strategies; and

- our Board and management maintain active oversight of legal and regulatory risks and compliance for our global business.

At Apple, we are dedicated to creating the best products and services in the world that empower our users and enrich their lives. Achieving that takes innovation, collaboration, and a focus on serving others. Apple's corporate donations program is designed to serve communities around the world, and we are always looking for ways to support efforts that align with Apple's values.

The proposal is unnecessary as Apple has a well-established corporate donations program that follows a strict internal governance and approval process, and the proposal attempts to inappropriately restrict Apple's ability to manage its own ordinary business operations and business strategies. Apple has a well-established corporate donations program supporting organizations tackling some of the most urgent issues facing our communities today, independent of political or religious affiliations. Our program operates at a global level, follows a strict internal governance and approval process, with senior level oversight, and our grant agreements prohibit the use of Apple funds for lobbying and political campaign activities. We support select nonprofit organizations in a variety of ways, including financial resources, Apple technology, and expertise from our teams, and have designed our corporate donations to address immediate needs in the places where we live and work and to build community resilience.

Apple's approach to corporate donations reflects careful determinations regarding our legal compliance and business practices that require complex analysis, extensive knowledge and understanding of laws and regulations in multiple jurisdictions, and judgments as to the appropriate policies, programs, and means of implementation that are best suited to promote compliance and our corporate donations strategy. The proposal inappropriately infringes on the Company's ability to manage the important work of this program.

Our Board and management maintain active oversight. Apple's Audit Committee oversees business conduct, legal, and regulatory risks related to Apple's global business, while Apple's full Board also receives regular updates on legal and regulatory developments, including updates on legislative developments, government investigations, litigation, and other legal proceedings.

At the management level, Apple's Vice President, Environment, Policy and Social Initiatives is focused on our corporate donations program. And within Apple's Legal team, team members led by our Senior Vice President, General Counsel and our Chief Compliance Officer are focused on legal compliance across our global business operations.

 **For all the reasons above, the Board recommends a vote AGAINST Proposal No. 7**

Vote Required
Approval of Proposal No. 7 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Other Matters

Apple knows of no other matters to be submitted to shareholders at the Annual Meeting, other than the proposals identified in this Proxy Statement. If any other matters properly come before shareholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on those matters in accordance with their best judgment.



Other Information

Audit and Finance Committee Report

As of October 30, 2024, the date of this report, the Audit and Finance Committee consisted of four members: Ron Sugar, who serves as the Chair of the Committee, Wanda Austin, Monica Lozano, and Sue Wagner. Each member is an independent director under Nasdaq and SEC rules, and meets the standards for committee independence as set forth in Apple's Corporate Governance Guidelines. The Audit and Finance Committee has the duties and powers described in its written charter adopted by the Board. A copy of the charter is available on Apple's website at investor.apple.com/leadership-and-governance. The Audit and Finance Committee assists the Board's oversight and monitoring of:

- Apple's financial statements and other financial information provided by Apple to its shareholders and others;
- compliance with legal, regulatory, and public disclosure requirements;
- the independent auditors, including their qualifications and independence;
- Apple's system of internal controls, including the internal audit function;
- treasury and finance matters;
- enterprise risk management, privacy, and data security;
- and the auditing, accounting, and financial reporting process generally.

The Audit and Finance Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Apple's financial statements.

The Audit and Finance Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by Apple's independent registered public accounting firm, Ernst & Young LLP. In fulfilling its oversight responsibility, the Audit and Finance Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

Ernst & Young has served as Apple's independent registered public accounting firm since 2009 and rotates its lead audit engagement partner every five years. The Audit and Finance Committee is responsible for the oversight of the selection of the lead engagement partner.

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that the Audit and Finance Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit and Finance Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for non-audit services without the express pre-approval of the Audit and Finance Committee.

The Audit and Finance Committee has reviewed and discussed the audited financial statements for the year ended September 28, 2024 with Apple's management and Ernst & Young. The Audit and Finance Committee has also discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit and Finance Committee has also received and reviewed the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit and Finance Committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board that the financial statements referred to above be included in Apple's Annual Report on Form 10-K for the year ended September 28, 2024 for filing with the SEC.

Members of the Audit and Finance Committee

Ron Sugar (Chair)   **Wanda Austin**   **Monica Lozano**   **Sue Wagner**

Security Ownership of Certain Beneficial Owners and Management

The following table shows information as of January 2, 2025 (the "Table Date"), unless otherwise indicated, regarding the beneficial ownership of Apple's common stock by: (i) each person known to Apple to beneficially own more than 5% of the outstanding shares of Apple's common stock based solely on Apple's review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act; (ii) each director and nominee; (iii) each named executive officer listed in the table entitled "Summary Compensation Table—2024, 2023, and 2022" under the section entitled "Executive Compensation"; and (iv) all current directors and executive officers as a group. As of the Table Date, 15,037,874,000 shares of Apple's common stock were issued and outstanding. Unless otherwise indicated, all persons named as beneficial owners of Apple's common stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1]	Percent of Common Stock Outstanding
The Vanguard Group	1,317,966,471[2]	8.76%
BlackRock, Inc.	1,043,713,019[3]	6.94%
Kate Adams	179,043[4]	*
Wanda Austin	1,588[5]	*
Tim Cook	3,280,180[6]	*
Alex Gorsky	5,539[7]	*
Andrea Jung	76,005[8]	*
Art Levinson	4,217,092[9]	*
Monica Lozano	8,607[10]	*
Luca Maestri	107,788[11]	*
Deirdre O'Brien	136,572[12]	*
Ron Sugar	109,311[13]	*
Sue Wagner	68,533[14]	*
Jeff Williams	389,944[15]	*
All current directors and executive officers as a group (12 persons)	8,472,414[16]	*

(1) Represents shares of Apple's common stock held, and RSUs held that will vest within 60 days after the Table Date. Does not include RSUs that vest more than 60 days after the Table Date. RSUs are awards granted by Apple and payable, subject to vesting requirements, in shares of Apple's common stock.

(2) Represents shares of Apple's common stock beneficially owned as of December 29, 2023, based on a Schedule 13G/A filed with the SEC on February 13, 2024, by The Vanguard Group. The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has shared voting power with respect to 19,912,339 shares of Apple's common stock, sole dispositive power with respect to 1,254,220,941 shares of Apple's common stock, and shared dispositive power with respect to 63,745,530 shares of Apple's common stock.

(3) Represents shares of Apple's common stock beneficially owned as of December 31, 2023, based on a Schedule 13G/A filed with the SEC on February 12, 2024, by BlackRock, Inc. lists its address as 50 Hudson Yards, New York, NY 10001, and indicates that it has sole voting power with respect to 936,902,208 shares of Apple's common stock, and sole dispositive power with respect to all shares beneficially owned.

(4) Excludes 412,636 RSUs held by Ms. Adams that are not scheduled to vest within 60 days after the Table Date.

(5) Includes 1,516 RSUs held by Dr. Austin that are scheduled to vest on February 1, 2025.

(6) Represents 3,280,180 shares of Apple's common stock held in the name of Mr. Cook's trust and excludes 1,058,937 RSUs held by Mr. Cook that are not scheduled to vest within 60 days after the Table Date.

(7) Includes 1,516 RSUs held by Mr. Gorsky that are scheduled to vest on February 1, 2025.

(8) Includes 1,516 RSUs held by Ms. Jung that are scheduled to vest on February 1, 2025.

(9) Includes 56,000 shares of Apple's common stock held by Dr. Levinson's spouse and 1,516 RSUs held by Dr. Levinson that are scheduled to vest on February 1, 2025.

(10) Includes 1,516 RSUs held by Ms. Lozano that are scheduled to vest on February 1, 2025.

(11) Excludes 379,712 RSUs held by Mr. Maestri that are not scheduled to vest within 60 days after the Table Date.

(12) Excludes 412,636 RSUs held by Ms. O'Brien that are not scheduled to vest within 60 days after the Table Date.

(13) Includes 1,516 RSUs held by Dr. Sugar that are scheduled to vest on February 1, 2025.

(14) Includes 6,042 shares of Apple's common stock held by Ms. Wagner's spouse and 1,516 RSUs held by Ms. Wagner that are scheduled to vest on February 1, 2025.

(15) Represents 389,944 shares of Apple's common stock held in the name of Mr. Williams' family trust and excludes 412,636 RSUs held by Mr. Williams that are not scheduled to vest within 60 days after the Table Date.

(16) Includes 10,612 RSUs held by directors that are scheduled to vest within 60 days after the Table Date. As of the Table Date, no executive officer held any RSUs scheduled to vest within 60 days after the Table Date. Excludes 2,435,369 RSUs held by executive officers that are not scheduled to vest within 60 days after the Table Date. Does not include Mr. Maestri who transitioned from his role as Chief Financial Officer and includes Mr. Parekh who succeeded him.

* Represents less than 1% of the issued and outstanding shares of Apple's common stock as of the Table Date.

Equity Compensation Plan Information

The following table shows information, as of September 28, 2024, regarding shares of Apple's common stock authorized for issuance under Apple's equity compensation plans. As of September 28, 2024, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by shareholders.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1] ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c))
Equity compensation plans approved by shareholders[2]	163,371,210[3]	13.46	1,093,463,078[4]

(1) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding options and do not reflect the shares that will be issued upon the vesting of outstanding RSU awards, which have no exercise price.

(2) As of September 28, 2024, no shares of the Company's common stock were subject to outstanding stock options or RSUs assumed in connection with acquisitions of other companies.

(3) This number includes the following: 125,973,077 shares subject to outstanding awards granted under the 2022 Plan, of which no shares were subject to outstanding options and 125,973,077 shares were subject to outstanding RSU awards; 37,387,521 shares subject to outstanding awards granted under the 2014 Plan, of which 39,984 shares were subject to outstanding options and 37,347,537 shares were subject to outstanding RSU awards; and 10,612 shares subject to outstanding awards granted under the Director Plan, of which no shares were subject to outstanding options and 10,612 shares were subject to outstanding RSU awards.

(4) This number includes 1,022,428,528 shares available for issuance under the 2022 Plan, 66,924,428 shares reserved for issuance under the Employee Stock Purchase Plan, and 4,110,122 shares available for issuance under the Director Plan. Shares issued in respect of awards other than stock options and stock appreciation rights granted under the 2022 Plan and the Director Plan count against the shares available for grant under the applicable plan as two shares for every share granted.

General Information

2025 Annual Meeting of Shareholders

Date and Time:

February 25, 2025
8:00 A.M. Pacific Time

Virtual Meeting Site:

www.virtualshareholdermeeting.com/AAPL2025

The Record Date for the Annual Meeting is January 2, 2025. Only shareholders of record as of the close of business on this date are entitled to vote at the Annual Meeting.

You are invited to vote on the proposals described in this Proxy Statement because you were an Apple shareholder on the Record Date, January 2, 2025.

Apple is soliciting proxies for use at the Annual Meeting, including any postponements or adjournments thereof.

In the interest of saving time and money, Apple has opted to provide our Annual Report on Form 10-K for the year ended September 28, 2024 in lieu of producing a glossy annual report.

Attending the Annual Meeting

To attend, vote, and submit questions during the Annual Meeting visit www.virtualshareholdermeeting.com/AAPL2025 and enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting. Attendance at the Annual Meeting is subject to capacity limits set by the virtual meeting platform provider. To submit questions in advance of the Annual Meeting, visit proxyvote.com before 8:59 P.M. Pacific Time on February 24, 2025 and enter the control number. If you have any questions about proxyvote.com or your control number, please contact the bank, broker, or other organization that holds your shares. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

No recording of the Annual Meeting is allowed, including audio and video recording.

Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting. We reserve the right to eject an attendee or cut off speaking privileges for behavior likely to cause disruption or annoyance or for failure to comply with reasonable requests or the rules of conduct for the meeting, including time limits applicable to attendees who are permitted to speak.

We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group questions together and provide a single response to avoid repetition.

In the event of technical difficulties with the Annual Meeting, we expect that an announcement will be made on www.virtualshareholdermeeting.com/AAPL2025. If necessary, the announcement will provide updated information regarding the date, time, and location of the Annual Meeting. Any updated information regarding the Annual Meeting will also be posted on our Investor Relations website at investor.apple.com.

Proxy Materials

These materials were first sent or made available to shareholders on January 10, 2025, and include:

- The Notice of 2025 Annual Meeting of Shareholders;
- This Proxy Statement for the Annual Meeting; and
- Apple's Annual Report on Form 10-K for the year ended September 28, 2024.

If you requested printed versions by mail, these printed proxy materials also include the proxy card or voting instruction form for the Annual Meeting.

Forward-looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our goals, commitments, and strategies and our executive compensation program. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks, uncertainties, and other important factors that are discussed in our most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings. We assume no obligation to update any forward-looking statements, which speak only as of the date they are made.

Proxy Materials are Available on the Internet

Apple uses the internet as the primary means of furnishing proxy materials to shareholders. We are sending a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our shareholders with instructions on how to access the proxy materials online at proxyvote.com or request a printed copy of the materials.

Shareholders may follow the instructions in the Notice of Internet Availability to elect to receive future proxy materials in print by mail or electronically by email. We encourage shareholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our annual meetings and reduce Apple's printing and mailing costs.

Apple's proxy materials are also available at investor.apple.com.

Eliminating Duplicate Mailings

Apple has adopted a procedure called "householding." Under this procedure, Apple may deliver a single copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and our Annual Report on Form 10-K for the year ended September 28, 2024 to multiple shareholders who share the same address, unless Apple has received contrary instructions from one or more of the shareholders. This procedure reduces the environmental impact of our annual meetings and reduces Apple's printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, Apple will deliver promptly a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and our Annual Report on Form 10-K for the year ended September 28, 2024 to any shareholder that elects not to participate in householding.

To receive, free of charge, a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement or the Annual Report on Form 10-K for the year ended September 28, 2024, or separate copies of any future notice, proxy statement, or annual report, you may write or call Apple at the following physical address, phone number, or email address:

Apple Investor Relations
One Apple Park Way
MS 927-4INV
Cupertino, CA 95014 USA
Phone: (408) 974-3123
Email: investor_relations@apple.com

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the bank, broker, or other organization that holds your shares to request information about eliminating duplicate mailings.

Quorum for the Annual Meeting

Holders of a majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting or represented by proxy for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum if:

- You are entitled to vote and you are present at the Annual Meeting; or
- You have properly voted prior to the meeting by proxy online, by phone, or by submitting a proxy card or voting instruction form by mail.

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. If a quorum is not present, we may propose to adjourn the Annual Meeting and reconvene the Annual Meeting at a later date.

Inspector of Election

A representative of Broadridge Investor Communication Solutions, Inc. will serve as the inspector of election.

Proxy Solicitation Costs

Apple is paying the costs of the solicitation of proxies. Apple has retained Georgeson LLC to assist in the distribution of proxy materials and the solicitation of proxies from individual shareholders as well as brokerage firms, fiduciaries, custodians, and other similar organizations representing beneficial owners of shares for the Annual Meeting. We have agreed to pay Georgeson a fee of approximately $18,000 plus variable amounts for additional proxy solicitation services and out-of-pocket expenses.

In addition to solicitations by mail, the proxy solicitor and Apple's nominees, officers, and employees, without additional compensation, may solicit proxies on Apple's behalf in person, by phone, or by electronic communication.

Apple's Fiscal Year

Apple's fiscal year is the 52- or 53-week period that ends on the last Saturday of September. Apple's 2024 fiscal year included 52 weeks and ended on September 28, 2024. Information presented in this Proxy Statement is based on Apple's fiscal calendar, other than references to particular years in connection with our shareholder engagement program, in the biographical information about our directors and executive officers, and in the opposition statements to the shareholder proposals, which refer to calendar years.

Voting

Each share of Apple's common stock has one vote on each matter. Only "shareholders of record" as of the close of business on the Record Date are entitled to vote at the Annual Meeting. As of the Record Date, there were 15,037,874,000 shares of Apple's common stock issued and outstanding, held by 23,230 shareholders of record. In addition to shareholders of record of Apple's common stock, "beneficial owners of shares held in street name" as of the Record Date can vote using the methods described below.

Shareholders of Record
If your shares are registered directly in your name with Apple's transfer agent, Computershare Trust Company, N.A., you are the shareholder of record with respect to those shares.

Beneficial Owners of Shares Held in Street Name
If your shares are held in an account at a bank, broker, or other organization, then you are the "beneficial owner of shares held in street name." As a beneficial owner, you have the right to instruct the person or organization holding your shares how to vote your shares. Most individual shareholders are beneficial owners of shares held in street name.

Voting Procedures

There are four ways to vote:

- **Online Prior to the Annual Meeting.** You may vote by proxy by visiting proxyvote.com and entering the control number found in your Notice of Internet Availability, voting instruction form, or proxy card. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

- **Online During the Annual Meeting.** You may vote online during the Annual Meeting by visiting www.virtualshareholdermeeting.com/AAPL2025, entering the control number found in your Notice of Internet Availability, voting instruction form, or proxy card, and following the on-screen instructions. The availability of online voting may depend on the voting procedures of the organization that holds your shares. The meeting webcast will begin promptly at 8:00 A.M. Pacific Time. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your system. If you experience technical difficulties during the check-in process or during the meeting please call 1-844-986-0822 (toll free) or 303-562-9302 (international) for assistance.

- **Phone.** You may vote by proxy by calling the toll-free number found on your Notice of Internet Availability, voting instruction form, or proxy card. The availability of phone voting may depend on the voting procedures of the organization that holds your shares.

- **Mail.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form, and you may vote by proxy by filling out the card or form and returning it in the envelope provided.

All shares represented by valid proxies received prior to 8:59 P.M. Pacific Time on February 24, 2025 will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions. Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance online, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.

Changing your Vote

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting.

- **Online Prior to the Annual Meeting.** You may change your vote using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.
- **Online During the Annual Meeting.** You may change your vote by attending the Annual Meeting by visiting www.virtualshareholdermeeting.com/AAPL2025, entering the control number found in your Notice of Internet Availability, voting instruction form, or proxy card, and following the instructions to vote, in which case only your latest internet proxy submitted will be counted.
- **Phone.** You may change your vote using the phone voting method described above, in which case only your latest proxy submitted prior to the Annual Meeting will be counted.
- **Mail.** You may revoke your proxy and change your vote by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.

Uninstructed Shares

Shareholders of Record

If you are a shareholder of record and you:

- Indicate when voting online or by phone that you wish to vote as recommended by the Board; or
- Sign and return a proxy card without giving specific voting instructions,

then the persons named as proxy holders, Kate Adams and Kevan Parekh, will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as they may determine in their best judgment with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners of Shares Held in Street Name

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, then the organization may generally vote your shares in their discretion on "routine" matters, but cannot vote on "non-routine" matters.

Routine and Non-Routine Proposals

The following proposal is considered a routine matter:

- The ratification of the appointment of Ernst & Young LLP as Apple's independent registered public accounting firm for 2025 (Proposal No. 2).

A broker or other nominee may generally vote in their discretion on routine matters, and therefore no broker non-votes are expected in connection with Proposal No. 2.

The following proposals are considered non-routine matters:

- Election of directors (Proposal No. 1);
- Advisory vote to approve executive compensation (Proposal No. 3); and
- Each of the shareholder proposals (Proposals No. 4 through No. 7).

If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, broker non-votes may exist in connection with Proposal No. 1 and Proposals No. 3 through No. 7.

Vote Required to Approve a Proposal

With respect to the election of directors (Proposal No. 1), Apple's bylaws provide that, in an uncontested election of directors, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting, and (ii) a majority of the shares required to constitute a quorum is required to elect a director. An "uncontested election of directors" means an election of directors in which the number of candidates for election does not exceed the number of directors to be elected by the shareholders at that election.

Approval of Proposals No. 2 through No. 7 requires, in each case, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting, and (ii) a majority of the shares required to constitute a quorum.

Broker Non-Votes and Abstentions

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Only "FOR" and "AGAINST" votes are counted for purposes of determining the votes received in connection with each proposal. Broker non-votes and abstentions will have no effect on determining whether the affirmative vote constitutes a majority of the shares present or represented by proxy and voting at the Annual Meeting.

In addition, for each proposal, the affirmative vote equal to a majority of the shares necessary to constitute a quorum is also required for approval. Therefore, broker non-votes and abstentions could prevent the election of a director or the approval of a proposal because they do not count as affirmative votes.

Confidentiality of Votes

Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Apple will not disclose the proxy instructions or ballots of individual shareholders, except:

- To allow for the tabulation and certification of votes;
- To facilitate a successful proxy solicitation;
- To assert claims for Apple;
- To defend claims against Apple; and
- As necessary to meet applicable legal requirements.

If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to Apple's management and the Board to review your comments.

Tabulation and Reporting of Voting Results

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be tallied by the inspector of election after the taking of the vote at the Annual Meeting. Apple will publish the final voting results in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

Director Nominations and Other Matters for the 2026 Annual Meeting of Shareholders

Proposals and director nominations must be sent either by mail to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, or by email to shareholderproposal@apple.com.

Matters for Inclusion in the Proxy Materials for the 2026 Annual Meeting of Shareholders

Matters for inclusion in the proxy materials for the 2026 annual meeting of shareholders, other than nominations of directors, must be received on or before the close of business on September 12, 2025. All proposals must comply with Rule 14a-8 under the Exchange Act.

Matters for Consideration at the 2026 Annual Meeting of Shareholders, but not for Inclusion in the Proxy Materials

Matters for consideration at the 2026 annual meeting of shareholders, but not for inclusion in the proxy materials, must be received no earlier than the close of business on October 28, 2025 and no later than the close of business on November 27, 2025. The proposal must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Nominations of Individuals for Election as Directors at the 2026 Annual Meeting of Shareholders Using Proxy Access

A shareholder, or group of up to 20 shareholders, that has owned continuously for at least three years shares of Apple stock representing an aggregate of at least 3% of our outstanding shares, may nominate and include in Apple's proxy materials director nominees constituting up to 20% of Apple's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in Apple's bylaws. Notice of proxy access director nominees must be received no earlier than the close of business on August 13, 2025 and no later than the close of business on September 12, 2025.

Nominations of Individuals for Election as Directors at the 2026 Annual Meeting of Shareholders (other than through Proxy Access)

Under Apple's bylaws, notice by shareholders who intend to nominate directors at the 2026 annual meeting of shareholders (other than through proxy access as described above) must be received no earlier than the close of business on October 28, 2025 and no later than the close of business on November 27, 2025. Notice of director nominations must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Any notice of director nomination submitted to Apple other than through proxy access must include the additional information required by Rule 14a-19(b) under the Exchange Act.

Solicitation of Proxies for 2026 Annual Meeting of Shareholders

We intend to file a proxy statement and white proxy card with the SEC in connection with our solicitation of proxies for our 2026 annual meeting of shareholders. Shareholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed by Apple with the SEC without charge from the SEC's website at: www.sec.gov.

Apple Inc.
One Apple Park Way
Cupertino, CA 95014 USA
Phone: (408) 996-1010
Dated: January 10, 2025

